Management’s Discussion and Analysis of Financial Results

FORWARD-LOOKING STATEMENTS
This annual report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Office Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Office Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in this annual report under the heading “Management’s Discussion and Analysis of Financial Results – Risks and Uncertainties” and in the Annual Information Form under the heading “Business of Brookfield Office Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Management’s Discussion and Analysis of Financial Results
March 7, 2011

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2010 includes material information up to March 7, 2011. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All dollar references, unless otherwise stated, are in millions of US dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

Pursuant to the exemptive relief granted by the Ontario Securities Commission, effective January 1, 2010, Brookfield Properties Corporation (“Brookfield Office Properties”) has adopted IFRS as our basis of financial reporting using January 1, 2009 as our transition date. The adoption of IFRS by the company is one year ahead of the mandatory conversion date for Canadian public companies. Although the adoption of IFRS has not had an impact on the company’s reported net cash flows, there have been material impacts on its consolidated balance sheets and statements of income, which are discussed further in Part II of this MD&A.

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 74 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. We define net operating income as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. We define funds from operations as income before fair value gains (losses), depreciation, income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of our consolidated properties, our share of funds from operations of our equity accounted investments and funds from discontinued operations. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate.  We provide the components of net operating income and a reconciliation of net income attributable to common shareholders to funds from operations on page 47. We reconcile funds from operations to net income rather than cash flow from operating activities as we believe net income is the most comparable measure. Net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. When calculating diluted funds from operations and common equity per share in this MD&A, we exclude the effects of settling our capital securities – corporate through the issuance of common shares, as we intend to redeem the capital securities for cash prior to conversion. This diluted calculation is not in accordance with IFRS. Diluted net income per share is calculated in accordance with IFRS.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America and Australia, and the second being the development of residential land, although we recently announced our plan to dispose of this business. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund is a single-purpose fund that was established to acquire the Trizec portfolio, and the Canadian Office Fund is a single-purpose fund that was established to acquire the O&Y portfolio. The term “Brookfield Office Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. Throughout our MD&A, we also reflect our proportionate interests in the U.S. Office Fund and certain other properties which are owned through entities that we jointly control with our partners.

At December 31, 2010, the carrying value of Brookfield Office Properties’ assets was $20.4 billion. During 2010, we generated $1,552 million of net income attributable to common shareholders ($2.73 per diluted share) and $727 million of funds from operations ($1.37 per share).

FINANCIAL HIGHLIGHTS
Brookfield Office Properties’ financial results are as follows:

(Millions, except per share amounts)	2010	2009
Results of operations
Total revenue	$1,326	$1,156
Net income (loss) attributable to common shareholders	1,552	(220)
Earnings (loss) per share attributable to common shareholders – diluted	2.73	(0.52)
Funds from operations	727	556
Funds from operations per share	1.37	1.25
Common share dividends paid per share	0.56	0.56
	Dec. 31, 2010	Dec. 31, 2009
Balance sheet
Total assets	$20,420	$15,459
Commercial properties(1)	13,058	9,832
Commercial property debt(1)	7,426	5,307
Shareholders’ equity	8,731	6,873
Common equity per share – diluted	15.61	13.10
Common equity per share – diluted (pre-tax)(2)	16.31	14.04

(1)Includes assets and associated liabilities held for sale
(2)Excluding deferred tax liability

COMMERCIAL PROPERTY OPERATIONS
Our managed commercial property portfolio consists of interests in 109 properties totaling 78 million square feet, including 10 million square feet of parking. Our development portfolio comprises interests in 14 sites totaling 16 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties; and

•	Monetizing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheets, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

The following table summarizes our investment properties portfolio by ownership type (refer to commercial properties portfolio listing for more detail on page 11):

	Number of	Assets Under Management		Proportionate(1)		Proportionate Net of Minority Share(2)
(Square Feet in 000’s)	Properties	Leasable	Total	Leasable	Total	Leasable	Total
Direct(3)
U.S. Properties	17	16,726	19,102	16,379	18,588	16,304	18,510
Canadian Properties	28	14,551	18,545	9,091	11,423	7,692	9,695
Australian Properties	11	3,077	3,398	2,359	2,615	2,173	2,412
	56	34,354	41,045	27,829	32,626	26,169	30,617
Held for sale	4	2,530	3,051	2,530	3,051	2,530	3,051
Equity accounted investments and participating loan interests
U.S. Office Fund – Managed	39	21,159	23,488	12,277	13,635	12,277	13,635
U.S. Office Fund – Non-Managed	19	6,255	7,274	3,490	4,120	3,490	4,120
Other jointly controlled entities and participating loan interests	10	9,785	10,288	3,881	4,061	3,753	3,924
	68	37,199	41,050	19,648	21,816	19,520	21,679
Total	128	74,083	85,146	50,007	57,493	48,219	55,347
Total – Managed	109	67,828	77,872	46,517	53,373	44,729	51,227

(1)
Reflects Brookfield Office Properties interest before considering minority interest of fund subsidiaries of 14% and of other subsidiaries including Brookfield Financial Properties L.P. of 0.6%, BOX of 16.7% and Brookfield Prime Property Fund of 31.6%

(2)
Reflects Brookfield Office Properties interest net of minority interests described in note above, which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., an 83.3% ownership interest in BOX, an effective 47% interest in the U.S. Office Fund and a 68.4% ownership interest in Brookfield Prime Property Fund

(3)	Includes 34 properties that are fully consolidated and 26 that are proportionately consolidated, 9 of which are in our Canadian Office Fund

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio. In 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio, and in 2009 we co-sponsored with our parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Program dedicated to invest in under-performing real estate. Our participation in this Program is focused only on investments in the office sector, of which our investment to date has consisted of an interest in debt secured by a portfolio of Washington, D.C. properties and on which a significant gain was realized in 2010. Of our 128 commercial office properties which number includes our non-managed properties, 34 are wholly owned, 26 are held in property-level joint ventures, co-tenancies or through participating loan interests, and 68 are held in our funds.

Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this Fund with the exception of our interest in First Canadian Place which, as a result of the interest being owned through a jointly controlled entity, is equity accounted. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, and invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We account for our interest in this Fund following the equity method.

We believe that investing our liquidity with partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.

•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

•	Performance
Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). Certain of these participating loan interests provide us with control over the property subsidiaries into which the loan interest can be converted and, accordingly, the assets, liabilities and results of operations of the property subsidiaries are consolidated by us. Consistent with our policy for measurement of transactions with entities under common control, we have measured the assets and liabilities of these property subsidiaries at their carrying amounts. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables. As a result of this arrangement, we also obtained a 68.4% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and we have recognized the non-controlling interest in the net assets of Prime in equity. BOPA also holds a 70% interest in Brookfield Properties Management Pty Ltd., which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015. Refer to Note 5 and Note 33 of the consolidated financial statements for further details.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Bank of America/Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron, Wells Fargo/Wachovia, CIBC, RBC, Kellogg Brown & Root, Bank of Montreal and Suncor Energy. A detailed list of major tenants is included in Part IV (“Risks and Uncertainties”) of this MD&A, which begins on page 58.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, approximately 9% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, less than 8% of our leases, on average, mature annually over the next five years.

Our average lease term is seven years. The following is a breakdown of lease maturities in our managed portfolio, including jointly controlled assets, entities and interests in assets held through participating loan interests, by region with associated in-place rental rates as of December 31, 2010:

		2011		2012		2013		2014
	Current	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent
U.S. Properties
Midtown New York	224	60	$38	15	$44	587	$34	148	$34
Downtown New York	276	933	32	348	11	4,897	35	290	39
Washington	411	215	23	575	23	419	25	1,460	26
Los Angeles	640	303	19	756	24	189	27	267	23
Houston	531	765	15	946	13	594	17	417	12
Boston	347	420	44	48	23	6	28	46	41
Denver	49	148	19	62	22	154	23	122	17
Minneapolis	171	71	12	129	16	148	7	202	13
	2,649	2,915	$26	2,879	$18	6,994	$32	2,952	$24
Canadian Properties
Toronto	575	325	$27	540	$26	1,510	$29	297	$31
Calgary	93	175	34	317	32	500	32	123	36
Ottawa	6	14	17	13	22	1,148	20	9	26
Other	13	58	22	55	22	108	23	23	26
	687	572	$28	925	$28	3,266	$26	452	$32
Australian Properties
Sydney	34	107	$65	191	$58	138	$82	65	$86
Melbourne	29	274	38	62	38	15	55	166	43
Perth	—	—	—	—	—	—	—	—	—
	63	381	$46	253	$53	153	$79	231	$55
Total	3,399	3,868	$28	4,057	$23	10,413	$31	3,635	$27
Total % expiring	5.0%	5.7%		6.0%		15.4%		5.4%
Beginning of year	8.8%	6.8%		7.9%		17.8%		5.8%
Difference	-3.8%	-1.1%		-1.9%		-2.4%		-0.4%

	2015		2016		2017		Beyond		Total
	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq.ft.)
U.S. Properties
Midtown New York	110	$51	105	$38	54	$54	3,135	$53	4,438
Downtown New York	2,201	19	494	29	753	28	3,531	35	13,723
Washington	383	31	131	30	98	26	2,444	42	6,136
Los Angeles	278	22	434	27	123	29	1,540	26	4,530
Houston	1,036	15	143	18	272	22	4,726	20	9,430
Boston	3	45	480	31	28	30	612	31	1,990
Denver	68	21	171	23	8	17	547	21	1,329
Minneapolis	178	5	355	16	127	16	1,149	13	2,530
	4,257	$20	2,313	$26	1,463	$27	17,684	$32	44,106
Canadian Properties
Toronto	631	$29	739	$29	418	$30	3,774	$29	8,809
Calgary	1,227	30	793	22	49	30	2,666	34	5,943
Ottawa	547	14	4	20	—	140	6	34	1,747
Other	75	25	25	22	45	23	260	12	662
	2,480	$26	1,561	$25	512	$29	6,706	$30	17,161
Australian Properties
Sydney	565	$76	809	$66	8	$107	2,177	$84	4,094
Melbourne	192	54	71	54	147	49	1,319	57	2,275
Perth	—	—	—	—	57	61	135	61	192
	757	$70	880	$65	212	$54	3,631	$73	6,561
Total	7,494	$27	4,754	$33	2,187	$30	28,021	$37	67,828
Total % expiring	11.0%		7.0%		3.2%		41.3%		100.0%
Beginning of year	11.2%		5.0%		10.5%		26.2%		100.0%
Difference	-0.2%		2.0%		-7.3%		15.1%

COMMERCIAL DEVELOPMENT
We hold interests in 16 million square feet of high-quality, centrally-located development sites. With the exception of City Square in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved.

The following table summarizes our commercial development projects at December 31, 2010:

					(Square feet in 000’s)
				Owned			Proportionate
				Interest			Net of Minority
Property	Region	Description	Buildings	(%)	Total	Proportionate(1)	Share (2)
Direct owned
Manhattan West	New York	Between 31st and 33rd Streets across from	1	100%	5,400	5,400	5,400
		the Farley Post Office
Bay Adelaide Centre East & North	Toronto	Bay and Adelaide Streets	1	100%	1,400	1,400	1,400
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	54%	800	432	432
Bankers West Parkade	Calgary	West Parkade adjacent to Bankers Hall	1	50%	250	125	125
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	1,200
300 Queen Street(3)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
1501 Tremont Place	Denver	One Block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One Block from Republic Plaza	1	100%	600	600	600
			8		10,960	10,034	10,034
U.S. Office Fund
Reston Crescent	Washington, D.C.	36 acre landscaped campus in Reston, VA	1	63%	724	456	456
1500 Smith Street	Houston	Adjacent to 1400 Smith Street	1	63%	500	315	315
Allen Center Clay Street	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	63%	600	378	378
Five Allen Center	Houston	Adjacent to the Allen Center	1	63%	1,100	693	693
			4		2,924	1,842	1,842
Australia
City Square	Perth	45-story City Square tower block in the heart of Perth’s business district	1	100%	920	920	920

Other jointly controlled entities
100 Bishopsgate	London, U.K.	Located within the central core of the city of London	1	50%	820	410	410
Total Development			14		15,624	13,206	13,206

(1)
Reflects Brookfield Office Properties interest before considering non-controlling interest of fund subsidiaries of 14% and of other subsidiaries including Brookfield Financial Properties L.P. of 0.6% and BOX of 16.7%

(2)
Reflects Brookfield Office Properties interest net of non-controlling interests described in note above, which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., an 83.3% ownership interest in BOX, and an effective 47% interest in the U.S. Office Fund

(3)	Included in Canadian Office Fund

RESIDENTIAL DEVELOPMENT INVENTORIES
Through our residential development business segment, we develop residential land and conduct homebuilding operations. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. These business units primarily entitle and develop land in master-planned communities and then sell these lots to other homebuilders. However, in Alberta and Ontario we also build and sell homes.

In October 2010, we entered into a definitive agreement to sell our residential land division to a subsidiary of BAM for aggregate proceeds of approximately $1.2 billion. The transaction is expected to be completed in the first half of 2011.

We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots and accordingly are classified as non-current on the consolidated balance sheets. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs. Both land under development and housing inventory consist of inventory that will be sold in the current operating cycle for that phase and accordingly are classified as current assets on our consolidated balance sheets.

	Current		Non-current
	Under Development	Housing Inventory	Held for Development
	Number of Lots/Acres	Number of Units	Number of Acres
Single Family (Lots/Acres)
Alberta	2,157	126	5,839
Ontario	188	180	1,492
Colorado	892	―	2,247
Texas	90	―	3,944
Missouri	88	―	205
Total Single Family (Lots/Acres)	3,415	306	13,727
Total Single Family (Acre Equivalent)(1)	600

Multi-Family and Commercial (Acres)
Alberta	184	188	―
Colorado	10	―	―
Texas	1	―	―
Total Multi-Family and Commercial (Acres)	195	188	―

(1) Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:

•	Net income attributable to common shareholders;

•	Net operating income;

•	Funds from operations;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to common shareholders, net operating income and funds from operations. Although net income attributable to common shareholders is calculated in accordance with IFRS, net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income and a full reconciliation of net income attributable to common shareholders to funds from operations on page 47 of this MD&A.

Net Income Attributable to Common Shareholders
Net income attributable to common shareholders is calculated in accordance with IFRS. Net income attributable to common shareholders is used as a key indicator in assessing the profitability of the company.

Net Operating Income
Net operating income is defined by us as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We evaluate the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions, one-time items and foreign exchange.

Funds from Operations
We define funds from operations as income before fair value gains (losses), depreciation, income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Although funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, net operating income and net income attributable to common shareholders are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to common shareholders as we believe net income attributable to common shareholders is the most comparable measure.

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income attributable to common shareholders, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

PART II – INTERNATIONAL FINANCIAL REPORTING STANDARDS

Impact of Adoption of IFRS
IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS did not have an impact on our reported net cash flows, it did have a material impact on our consolidated balance sheets and statements of income. In particular, our opening IFRS balance sheet reflects the revaluation of substantially all of our commercial properties and developments to fair value and, as a result, our intangible assets and liabilities are no longer separately recognized. Also, our U.S. Office Fund and certain other joint ventures, which were consolidated as variable interest entities or proportionately consolidated, are recorded as investments accounted for following the equity method. All such changes to the opening balance sheet required a corresponding tax adjustment to be recorded based on the resultant differences. The impact of these differences on the January 1, 2009 opening balance sheet under IFRS compared to our December 31, 2008 balance sheet under Canadian GAAP resulted in common equity increasing from $3.4 billion to approximately $5.8 billion or approximately $15 per share. In addition, the impact of these differences on our December 31, 2009 balance sheet under IFRS compared to the balance sheet under Canadian GAAP resulted in common equity increasing from $4.5 billion to $6.6 billion or approximately $13 per share.

IFRS 1: First-Time Adoption of IFRS
The adoption of IFRS required the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions. The following are the optional exemptions available under IFRS 1 which we applied in preparation of our first financial statements under IFRS:

a)	Business Combinations
IFRS 1 states that a first-time adopter may elect not to apply IFRS 3, “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. We made this election in order to only apply IFRS 3 to business combinations prospectively (i.e. to those that occur on or after January 1, 2009).

b)	Cumulative Translation Differences
IAS 21, “The Effects of Changes in Foreign Exchange Rates,” requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. We deemed all cumulative translation differences to be zero on transition to IFRS by adjusting the cumulative amounts through opening retained earnings.

IFRS 1 allows for certain other optional exemptions; however, such exemptions were not deemed to be significant to our adoption of IFRS.

Impact of IFRS on Financial Position
The following paragraphs quantify and describe the impact of significant differences between Canadian GAAP and IFRS on our consolidated balance sheet.

Investment Properties and Equity-Accounted Investments
We consider our commercial properties and commercial developments to be investment properties under IAS 40, “Investment Property” (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. We have elected to use the fair value model. We have determined that the fair value of our commercial property and development portfolio at January 1, 2009 is approximately $3.3 billion (December 31, 2009 - $1.8 billion) greater than the carrying value under Canadian GAAP, inclusive of fair value adjustments relating to investment properties that are held in joint ventures that will be accounted for following the equity method under IFRS and net of corresponding intangible assets and liabilities and straight-line rent which were recorded separately under Canadian GAAP. This increase is offset by the deconsolidation of the aforementioned equity accounted joint ventures which is discussed further below.  We determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at January 1, 2009 and December 31, 2009 less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows, and using weighted average discount and terminal capitalization rates of approximately 8% and 7%, respectively. Commercial developments under active development were also measured using a discounted cash flow model, net of costs to complete. Developments in the planning phase were measured using comparable market data.

Equity Accounted Investments
The balance of equity accounted investments at January 1, 2009 was approximately $3.0 billion (December 31, 2009 - $1.9 billion) under IFRS. These investments relate primarily to entities that were consolidated as variable interest entities or proportionately consolidated under Canadian GAAP that we will account for following the equity method, including our investment in the U.S. Office Fund. The carrying amount of our equity accounted investments reflects our proportionate share of the adjustments required in order to measure the investment properties in these joint ventures at their fair values.

Receivables and Other
Straight-line rent receivable reflected in receivables and other under Canadian GAAP is included in the carrying amount of commercial properties in our consolidated balance sheets under IFRS. The balance of receivables and other at January 1, 2009 decreased by approximately $0.3 billion (December 31, 2009 - $0.6 billion) under IFRS as a result of the reclassification of straight-line rent receivable balances to commercial property, as well as the impact of accounting for the U.S. Office Fund and certain other joint ventures following the equity method.

Intangible Assets and Liabilities
With the adoption of IFRS, we derecognized our intangible assets and liabilities that relate to tenant leases otherwise considered in the determination of the fair value of our investment properties. This resulted in a decrease to intangible assets and liabilities of $0.6 billion and $0.7 billion, respectively, at January 1, 2009 (December 31, 2009 - $0.5 billion and $0.6 billion, respectively).

Deferred Tax Liability
The deferred tax liability at January 1, 2009 increased by approximately $0.4 billion (December 31, 2009 - $0.3 billion) under IFRS, primarily due to the increased carrying values of our commercial properties and developments. The deferred tax liability under IFRS will generally be determined by applying tax rates to temporary differences based on the general expectation that the method of realization is through owning and operating our properties rather than through the sale of properties.

Commercial Property Debt
The reported balances of property specific mortgages and subsidiary borrowings at January 1, 2009 decreased by approximately $5.5 billion (December 31, 2009 - $6.2 billion) under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily related to the deconsolidation of debt held by entities that were consolidated as variable interest entities or proportionately consolidated under Canadian GAAP that are equity accounted under IFRS.

Financial Instruments
The following is a summary of differences from Canadian GAAP in respect of the following instruments:

a)	Secured loans
Under IFRS, we designated our secured loans as fair value through profit and loss (“FVTPL”) on the basis that these financial assets are managed and performance is evaluated on a fair value basis. Under Canadian GAAP, these loans were carried at amortized cost. The secured loans were acquired in the fourth quarter of 2009 and had a fair value adjustment of approximately $7 million at December 31, 2009.

b)	Commercial property debt
Under Canadian GAAP, certain participating commercial property debt was accounted for as a single hybrid instrument at amortized cost using the effective interest rate method and the embedded participation feature was determined not to be an embedded derivative which was required to be accounted for separately from the host instrument. Under IFRS, the participation feature is accounted for separately at fair value and had a carrying amount of $49 million at January 1, 2009 (December 31, 2009 - $54 million).

c)	U.S. Office Fund put and call arrangement
Our option under the U.S. Office Fund put and call arrangement is a derivative financial instrument measured at fair value.  Similarly, our obligation under the related cash “true-up” payments represents a financial instrument with an embedded derivative relating to the adjustment for cross participation in changes in fair value of the respective portfolios of sub-managed properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value. The gains and losses associated with these instruments are recorded in earnings as fair value gains (losses). Prior to the reorganization of ownership interests in the U.S. Office Fund in the second quarter of 2009, we did not hold a direct investment in the venture and therefore were not legally a party to the put and call arrangement. Accordingly, we first recognized the effects of the U.S. Office Fund option and the true-up following the reorganization. The carrying amounts of the U.S. Office Fund option and true up at December 31, 2009 were an asset of $346 million and a net liability of $25 million, respectively.

Non-controlling Interests and Capital Securities – Fund Subsidiaries
The reported balances of non-controlling interests and capital securities – fund subsidiaries at January 1, 2009 decreased by approximately $0.5 billion (December 31, 2009 - $0.5 billion) under IFRS compared to balances reported in accordance with Canadian GAAP. The decrease primarily relates to the deconsolidation of net assets held by entities that were consolidated under Canadian GAAP that are equity accounted under IFRS. Any remaining non-controlling interests are presented in equity under IFRS.

Impact of IFRS on Results of Operations
The following paragraphs highlight the significant recurring differences between Canadian GAAP and IFRS that affect net income.

Fair Value Changes
As a result of electing to use the fair value model to account for our investment properties, net income during any given period may be greater or less than as determined under Canadian GAAP depending on whether an increase or decrease in fair value occurs during the period. The impact of fair value changes resulted in a decrease to net income in 2009 of approximately $1.0 billion.

Depreciation and Amortization Expense
Under the fair value model, depreciation of investment properties is not recorded. Additionally, historic intangible balances established under Canadian GAAP in connection with past business combinations are no longer separately recognized and accordingly not amortized under IFRS. The impact of no longer amortizing historic intangible balances along with no longer recording depreciation expense on our commercial properties resulted in an increase to net income of approximately $0.5 billion on an annualized basis.

Revenue Recognition
IFRS requires rental revenue to be determined on a straight-line basis considering all rentals from the inception of the lease, whereas Canadian GAAP only requires rental income to be recognized on a straight-line basis prospectively commencing January 1, 2004. This difference, applied retrospectively, resulted in a reduction of net income under IFRS. For the year ended December 31, 2009 this reduction was insignificant. Also, as we are no longer separately accounting for intangible assets and liabilities relating to acquired above and below market tenant leases, the related amortization of these balances to commercial property revenue is eliminated under IFRS. This difference resulted in a reduction of revenue under IFRS of approximately $123 million on an annualized basis.

Financial Instruments
As described above, certain financial instruments were not separately recognized under Canadian GAAP or are measured on a different basis under IFRS. Additionally, certain cash flow hedges previously meeting hedge accounting criteria under Canadian GAAP are de-designated under IFRS and included in fair value gains (losses).

Income Taxes
We have recorded the corresponding tax effect of the foregoing differences, which resulted in an increase to net income in the amount of $0.1 billion for 2009, primarily as a result of the fair value loss recorded in respect of our investment properties for the period.

Other
In connection with the reorganization of the U.S. Office Fund, a $39 million gain was recognized under Canadian GAAP, principally relating to the settlement of debt securities with consideration in the form of a non-controlling equity interest in the Fund. Under IFRS, no such gain was recognized in connection with the settlement of the aforementioned debt securities as the non-controlling interest was initially recorded at its estimated fair value which approximated the carrying amount of the debenture. We did, however, recognize a bargain purchase gain of approximately $138 million under IFRS in connection with the reorganization, representing the excess of the fair value of the interest in the venture that we received in the reorganization over the deemed cost, which was the carrying amount of the our pre-existing investment in a subsidiary of the venture. The adjustment to December 31, 2009 retained earnings also reflects the cumulative amortization of the excess of the carrying amount of our investment in the venture over the inside basis carrying amount of its net assets.

Internal Control over Financial Reporting
The conversion to IFRS from Canadian GAAP impacts the way we present our financial results and the accompanying disclosures. We have evaluated the impact of the conversion on our financial reporting systems, processes and controls and have noted that the most significant change to our internal control and disclosure environment is the requirement to measure and report our portfolio of investment properties at fair value. This change has required us to design and implement new processes and internal controls surrounding the determination of fair values which include, but are not limited to, management’s consideration of recent and comparable transactions, discount rates, estimates of future rental rates and leasing activities, and future capital expenditures, as well as, where appropriate, engaging external specialists to assist with the determination of fair value.

PART III – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE
Our total asset carrying value was $20.4 billion at December 31, 2010, up $5.0 billion as compared with December 31, 2009, largely as a result of the acquisition of an economic interest in 18 Australian properties during the third quarter of 2010, as well as an increase in the value of our existing commercial properties.

The following is a summary of our assets:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Non-current assets
Investment properties
Commercial properties	$12,742	$9,524
Commercial developments	1,050	469
Equity accounted investments and participating loan interests
Investment in U.S. Office Fund	1,285	934
Other jointly controlled entities	1,243	900
Investments in associates	18	15
Participating loan interests	411	―
Residential development inventories	―	797
Other non-current financial assets	1,022	583
	17,771	13,222
Current assets
Residential development inventories	―	438
Receivables and other assets	574	1,344
Restricted cash and deposits	42	39
Cash and cash equivalents	142	104
	758	1,925
Assets held for sale	1,891	312
Total assets	$20,420	$15,459

COMMERCIAL PROPERTIES
Commercial properties comprise our direct and indirect interests in wholly owned properties, and our proportionate share in jointly controlled assets.

The fair value of our commercial properties was $12.7 billion at December 31, 2010, up $3.2 billion from the balance at December 31, 2009. The increase is attributable to the acquisition of 650 Massachusetts in Washington, D.C. and  Heritage Plaza in Houston in the fourth quarter of 2010, the acquisition of an economic interest in 11 properties in Australia that we consolidate in the third quarter of 2010, and the acquisition of an additional 50% ownership interest in 77 K Street in Washington, D.C. in the second quarter of 2010, bringing our ownership in this property to 100%, as well as an increase in the fair values of our properties. The increase in the fair values of our properties is due primarily to capital expenditures, foreign currency translation, improvements in market conditions and timing of cash flows. The consolidated fair value of our North American and Australian commercial properties at December 31, 2010 is approximately $408 per square foot.

A breakdown of our direct commercial properties is as follows:

		Dec. 31, 2010		Dec. 31, 2009
(Millions, except per square feet)	Value	(000’s Sq. Ft.)	Value psf	Value	(000’s Sq. Ft.)	Value psf
United States(1)	$6,801	18,588	$366	$5,798	16,052	$361
Canada	4,180	11,423	366	3,726	11,602	321
Australia	1,761	2,615	673	―	―	―
Total	$12,742	32,626	$408	$9,524	27,654	$346

(1)	Excludes value associated with assets held for sale of $316 million (December 31, 2009 - $308 million) or $104 psf (December 31, 2009 - $101 psf)

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Dec. 31, 2010			Dec. 31, 2009
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	12.25%	6.25%	7.77%	12.25%	7.25%	8.80%
Terminal cap rate	10.00%	5.75%	6.41%	10.00%	5.50%	6.87%
Investment horizon (yrs)	25	2	11	15	2	10
Canada
Discount rate	8.25%	6.75%	7.08%	8.75%	6.75%	7.38%
Terminal cap rate	7.50%	6.25%	6.46%	8.00%	6.25%	6.65%
Investment horizon (yrs)	15	10	11	15	10	10
Australia
Discount rate	10.50%	9.00%	9.08%	―	―	―
Terminal cap rate	9.50%	7.00%	7.37%	―	―	―
Investment horizon (yrs)	10	10	10	―	―	―

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

Fair value of $12,742 million at December 31, 2010 (December 31, 2009 - $9,524 million) results in a going in capitalization rate of 6.1% (December 31, 2009 – 6.8%) based on 2010 net operating income, adjusted for the exclusion of the investment in Australian properties, as there was no net operating income associated with these properties during the first nine months of the year, as well as certain non-recurring income.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the year incurred. Expenditures for these tenant installation costs in 2010 totaled $66 million, compared with $60 million expended in 2009.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2010 totaled $26 million, compared with $16 million during 2009. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary by period based on required and planned expenditures on our properties. In the current year, we incurred costs related to roof repairs, elevator upgrades, lobby renovations and fire safety at various properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. During 2010, $10 million of our total capital expenditures was recoverable, compared with $15 million in the prior year.

The following table summarizes the changes in value of our commercial properties for the year ended December 31, 2010:

(Millions)	2010
Beginning of period	$9,524
Fair value adjustments	703
Foreign exchange	304
Acquisitions (1)	2,134
Dispositions and reclassification to assets held for sale	(41)
Expenditures and other	118
End of period	$12,742

(1) Represents acquisition of 650 Massachusetts in Washington, D.C., Heritage Plaza in Houston, and an economic interest in Australian properties, as well as the purchase of the remaining 50% ownership interest in 77 K Street in Washington, D.C. and the reclassification of our existing 50% ownership interest therein, previously classified as an equity accounted investment

COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,050 million at December 31, 2010, an increase of $581 million from $469 million at December 31, 2009. The increase is primarily attributable to our acquisition of an economic interest in two development sites in Perth, Australia. Based on 13 million of development square feet at our owned interest, the value at December 31, 2010 represents approximately $80 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 16 million square feet of high-quality, centrally-located development properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa, Denver and Perth, Australia, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved.

Expenditures for development of commercial properties totaled $109 million in 2010 compared with $136 million in 2009. The overall decrease is due to lower construction costs as a result of reaching practical completion on our largest active projects in 2009, including Bay Adelaide Centre in Toronto and Bankers Court in Calgary, offset by increased construction costs associated with our active development site, City Square, in Perth, Australia.

The details of development and redevelopment expenditures are as follows:

(Millions)	2010	2009
Construction costs	$61	$58
Capitalized borrowing costs	43	41
Property taxes and other	5	24
Tenant improvements	―	13
Total	$109	$136

The following table summarizes the changes in value of our commercial developments for the year ended December 31, 2010:

(Millions)	2010
Beginning of period	$469
Fair value adjustments	(57)
Foreign exchange	37
Acquisitions(1)	492
Expenditures and other	109
End of period	$1,050

(1)Represents the acquisition of an economic interest in City Square development in Perth, Australia

INVESTMENT IN U.S. OFFICE FUND
Our interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion, in the fourth quarter of 2006. A reorganization of investors’ interests in the U.S. Office Fund was completed in the second quarter of 2009 which resulted in a small increase in our economic interest in the Fund from 45% to 47%.

Our interest in the U.S. Office Fund (the “Fund”) is held through an indirect interest in TRZ Holdings LLC (the “Venture”), an entity established by us and our joint venture partner, The Blackstone Group (“Blackstone”). The Venture owns a portfolio of commercial properties which are sub-managed by us and Blackstone. Together with Blackstone, we have joint control over the strategic financial and operating policy decisions relating to the activities of the Venture and, accordingly, we account for our interest in the Venture following the equity method of accounting. We manage the Brookfield sub-managed portfolio on behalf of the Venture, and manage the interest in the Fund on behalf of a consortium of investors.

Following a reorganization of the investors’ interests in the Fund which was completed in the second quarter of 2009, our interest in the Fund is principally held through a 76% equity interest in a subsidiary, BPOP Holdings (U.S.) LLC. The remaining 24% interest is held by one of our Fund partners. BPOP Holdings (U.S.) LLC in turn holds a 60% equity interest in the Venture. BPOP Holdings (U.S.) LLC is consolidated in our financial statements with the 24% interest held by a Fund partner included as non-controlling interests – fund subsidiaries. The balance of our investment is held through a 7% interest in Brookfield Properties Office Partners, Inc., which in turn owns a 14% interest in the Venture. Prior to the reorganization, our interest in the U.S. Office Fund was principally held through a wholly-owned subsidiary, BPOP (Canada) Inc., which indirectly owned a 38% equity interest in a subsidiary of the Venture, TRZ Holdings II Inc. (formerly Trizec Properties Inc.).

The economic interests in the Fund as at December 31, 2010 can be summarized as follows:

	Holdings	Economic Interest
Brookfield Office Properties	76% of BPOP Holdings (U.S.) LLC which owns 60% of Venture(1)	47%
Fund Partners	24% of BPOP Holdings (U.S.) LLC which owns 60% of Venture	14%
		61%
Blackstone	26% of Venture	26%
Other Fund Partners	93% of Brookfield Properties Office Partners, Inc. which owns 14% of Venture	13%
		100%

(1)In addition Brookfield Office Properties owns 7% of Brookfield Properties Office Partners, Inc. which owns 14% of Venture

Under the terms of the joint venture agreement with Blackstone, commencing in 2011, for a period of nine months, Blackstone has the option to call the properties that are sub-managed by Blackstone in exchange for its equity interest in the Venture. If Blackstone does not exercise this option, commencing in 2013, for a period of 14 months, the Brookfield-led consortium has the option to put the Blackstone sub-managed properties to Blackstone in redemption of Blackstone’s equity in the Venture. On exercise of either the put or call (collectively, the “U.S. Office Fund option”), the parties are subject to certain cash adjustment payments (the “true-up”) to compensate for differences between the distributions paid and the actual cash flows of the respective sub-managed properties. Such cash adjustments also provide for cross participation in cash flows and changes in fair value of each party’s sub-managed properties. Our put option is a derivative financial instrument classified as FVTPL and presented in non-current financial assets. Our obligation under the true-up represents a financial instrument with an embedded derivative relating to the adjustment for changes in fair value of the properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value, and is presented in non-current financial liabilities. The gains and losses associated with these instruments are recorded in earnings as fair value gains (losses).

The fair value of the U.S. Office Fund option is estimated as the difference between the expected value of Blackstone’s interest in the Venture and the expected value of the equity in the Blackstone sub-managed properties to be transferred to Blackstone at the anticipated exercise date discounted to the balance sheet date using the applicable discount rate. The fair value of the embedded derivative in the true-up is estimated by discounting the expected future cash flows under the true-up with respect to changes in fair values of the parties’ sub-managed properties up to the anticipated settlement date using the applicable discount rate. The remainder of the true-up is measured at amortized cost using the effective interest method.

During the fourth quarter of 2010, the U.S. Office Fund sold its interest in 1225 Connecticut Avenue and 1250 23rd Street in Washington, D.C. for proceeds of $256 million. The proceeds were used to repay $217 million of commercial property debt. The economic gain associated with the sale of the two properties was $40 million and represented an internal rate of return of 10.2% since the properties were acquired in 2006.

Summarized financial information with respect to the Venture is set out below:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Non-current assets
Commercial properties	$7,500	$6,898
Commercial developments	44	244
Current assets	258	166
Total assets	7,802	7,308
Non-current liabilities
Commercial property debt(1)	5,516	5,704
Current liabilities	288	308
Total liabilities	5,804	6,012
Net assets	1,998	1,296
Our net investment in the venture(2)	$1,285	$934

(1)	Refer to page 37 for debt details
(2)	Includes non-controlling interests share of net assets of the venture of $375 million as at December 31, 2010 (2009 - $300 million)

Brookfield Office Properties’ net investment in the U.S. Office Fund of $1,285 million at December 31, 2010 (December 31, 2009 - $934 million) is inclusive of the non-controlling interest of a Fund partner of $375 million at December 31, 2010 (December 31, 2009 - $300 million). The company’s investment, net of this interest, of $910 million at December 31, 2010 (December 31, 2009 - $634 million) should be considered in conjunction with the value of the U.S. Office Fund option of $310 million at December 31, 2010 (December 31, 2009 – $346 million), which is included in non-current financial assets and described on page 32, and the value of the true-up liability of $12 million at December 31, 2010 (December 31, 2009 - $25 million), which is included in non-current financial liabilities and is described on page 39.

(Millions)	2010	2009
Revenue	$865	$825
Expenses	(623)	(586)
Earnings before fair value gains (losses) and other gains (losses)	242	239
Fair value gains (losses)	464	(1,282)
Other gains (losses)	(5)	―
Net earnings (losses)	$701	$(1,043)
Company’s share of net earnings (losses)(1)	$366	$(522)

(1)Includes non-controlling interests share of earnings (losses) of $75 million for the year ended December 31, 2010 (2009 – loss of $10 million)

OTHER JOINTLY CONTROLLED ENTITIES
Brookfield Office Properties has investments in joint ventures that are jointly controlled entities. These entities hold individual commercial properties that we own together with co-owners, as follows:

		Proportionate Ownership Interest
	Location	Dec. 31, 2010	Dec. 31, 2009
Commercial properties:
245 Park Avenue	Midtown, New York	51%	51%
Four World Financial Center	Downtown, New York	51%	51%
First Canadian Place	Toronto, Canada	25%	25%
77 K Street	Washington, D.C.	―	50%
E&Y Complex	Sydney, Australia	50%	―
Commercial developments:
100 Bishopsgate	London, U.K.	50%	―

Four World Financial Center in downtown, New York is owned through WFP Tower D. Co. LP, a joint venture between us and an affiliate of the principal tenant of the property. WFP Tower D. Co. LP is required under the joint venture agreement to make annual preferred distributions of $11 million to the company’s joint venture partner through September 2013. The ground lease on which the building is situated expires on June 17, 2069.

First Canadian Place in Toronto is owned through 2072790 Ontario Inc., a joint venture company that owns all of the outstanding shares of First Place Tower Brookfield Properties, Inc. which holds the property known as First Canadian Place in Toronto. The office tower is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

During the first quarter of 2010, we entered into a joint venture agreement to acquire a 50% ownership in a development site, 100 Bishopsgate, in London, U.K.

During the second quarter of 2010, we purchased the remaining 50% interest in 77 K Street in Washington, D.C. This property is now 100% owned and no longer a jointly controlled entity.

During the third quarter of 2010, we acquired an economic interest in E&Y Complex in Sydney, Australia as part of our investment in BOPA.

Summarized financial information related to our interests in these jointly controlled entities is as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Non-current assets
Commercial properties	$3,887	$3,081
Commercial developments	163	―
Current assets	133	124
Total assets	4,183	3,205
Non-current liabilities
Commercial property debt(1)	1,228	984
Other non-current liabilities	325	285
Current liabilities	146	108
Total liabilities	1,699	1,377
Net assets	$2,484	$1,828
Our share of net assets	$1,243	$900

(1)Refer to page 37 for debt details

(Millions)	2010	2009
Revenue	$515	$420
Expenses	(349)	(250)
Earnings before fair value gains (losses)	166	170
Fair value gains (losses)	229	(116)
Net earnings	395	54
Our share of net earnings	$203	$28

INVESTMENTS IN ASSOCIATES
We exercise significant influence over the following investments which have been accounted for using the equity method:

($ in Millions)		Ownership Interest
Investment	Principal activity	Dec. 31, 2010	Dec. 31, 2009
Brookfield LePage Johnson Controls	Facilities Management	40%	40%
Oakridges	Residential development investment	23.75%	23.75%
Brookfield net investment		$18	$15

Included in investments in associates is our interest in Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is owned 40% by Brookfield Office Properties in partnership with Johnson Controls. This joint venture manages nearly 130 million square feet of premises for major corporations and government, comprised of 84 million square feet of facility management services, 34 million square feet of workplace technology services and 12 million square feet of energy and sustainability services.

Investments in associates also includes our 23.75% investment in Oakridges, which is a residential development project in Toronto.

We contributed our investment in bank debt secured by the equity in a portfolio of commercial properties in Washington, D.C. to Brookfield TBird Holdings LP (the “LP”) in exchange for a 55% non-controlling interest in the LP and cash consideration of $100 million. During the second quarter, the bank debt held by the LP was repaid and the LP realized a gain of approximately $98 million, of which our share was $53 million. We previously recognized $21 million of our share of the cumulative gain as fair value gains (losses) prior to contributing our investment in the debt to the LP as the debt was designated as FVTPL. Our investment in the LP, including realized gains, was returned in the second quarter of 2010.

PARTICIPATING LOAN INTERESTS
In the third quarter of 2010, we acquired participating loan interests in connection with our investment in the Australian portfolio. Participating loan interests that do not provide us with control over the entity that owns the underlying property are accounted for as loans and receivables and presented as participating loan interests on the consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 27, 2015, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Dec. 31, 2010	Dec. 31, 2009
Darling Park Complex (Sydney, Australia)	30%	$168	$	―
IAG House (Sydney, Australia)	50%	92		―
NAB House (Sydney, Australia)	25%	49		―
Bourke Place Trust (Melbourne, Australia)	43%	102		―
Total		$411	$	―

Included in the balance of participating loan interests is an embedded derivative representing our right to participate in the results of operations and appreciation of fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains (losses). The carrying value of the embedded derivative at December 31, 2010 is $19 million.

In the year ended December 31, 2010, we recognized interest income and fair value gains of $5 million and $19 million, respectively, in connection with these participating loan interests (2009 -  nil and nil).

We have a right to convert our participating loan interests into direct ownership interests in the underlying properties, upon repayment or assumption of associated debt. Summarized financial information in respect of the properties underlying the participating loan interests is set out below:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Non-current assets	$2,343	$	―
Current assets	88		―
Total assets	2,431		―

Non-current liabilities	1,296		―
Current liabilities	40		―
Total liabilities	1,336		―
Net assets	$1,095	$	―

(Millions)		2010	2009
Revenue	$50	$	―
Expenses	(36)		―
Earnings before fair value gains	14		―
Fair value gains	52		―
Net earnings	$66	$	―

OTHER NON-CURRENT FINANCIAL ASSETS
The components of other non-current financial assets are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Equity securities designated as available-for-sale	$106	$102
Derivative assets	310	346
Loans receivable	606	135
	$1,022	$583

Equity securities designated as available-for-sale
Following a transaction in the fourth quarter of 2009 that diluted our ownership interest in 1625 Eye Street in Washington, D.C. by 90%, we retained a 10% common equity interest, initially recorded at $10 million and received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount. Following the transaction, we neither control nor exercise significant influence over 1625 Eye Street and classify this interest as available-for-sale. At December 31, 2010, the value of the common equity interest is $14 million and the value of the preferred equity securities is $92 million.

Derivative assets
Derivative assets include the value of our U.S. Office Fund option to put the Blackstone sub-managed portfolio to Blackstone in settlement of their interest in the Venture as discussed on page 28.

Loans receivable
Loans receivable includes $504 million (December 31, 2009 – nil) representing our indirect interest, through cash collateralized total return swaps entered into with BAM, in debt securities secured by a portfolio of commercial properties. We invested cash collateral of approximately $505 million for our interest in these debt securities with a face principal amount of $570 million bearing interest at a weighted average rate of LIBOR plus 2.9%, of which $537 million is outstanding at December 31, 2010. In the year ended December 31, 2010, we recognized interest income of $39 million on this loan receivable (2009 – nil). In addition, loans receivable includes a $102 million receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

At December 31, 2009, loans receivable included a $135 million investment in loans secured by commercial property bearing interest at LIBOR plus 1.75% and maturing between December 31, 2011 and December 31, 2012, which were subsequently transferred to an associate and settled.

RECEIVABLES AND OTHER ASSETS
Receivables and other assets decreased to $574 million at December 31, 2010 from $1,344 million at December 31, 2009 largely due to the reclassification of our residential operations to discontinued operations as well as a decrease in the loan receivable from our parent company, BAM, offset by an increase in other assets associated with the acquisition of properties in Australia.

The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Accounts receivable	$201	$197
Loan receivable from affiliate (1)	49	648
Equity installment receivable	115	―
Residential receivables and other assets	―	343
Prepaid expenses and other assets	209	156
Total	$574	$1,344
(1)Refer to page 66 for further details

Equity installment receivable is a receivable from unitholders of Prime. The installment receivable represents the final installment of A$2.24 per unit receivable on June 15, 2011. The installment receivable balance includes a $90 million receivable from subsidiaries of BAM, for which we have an obligation to reimburse BAM $79 million upon receipt of the equity installment from its subsidiaries. This obligation is presented in accounts payable and accrued liabilities.

RESTRICTED CASH AND DEPOSITS
Restricted cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits was $42 million at December 31, 2010, an increase from $39 million at December 31, 2009.

CASH AND CASH EQUIVALENTS
We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

As at December 31, 2010, cash balances increased to $142 million from $104 million at December 31, 2009.

ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE
In the fourth quarter of 2010, we reclassified our residential development division to assets held for sale upon entering into a definitive agreement to dispose of the segment to a subsidiary of BAM for aggregate proceeds of $1.2 billion in a transaction expected to be complete in the first half of 2011.

At December 31, 2010, the four commercial properties that comprise the company’s Minneapolis portfolio, namely, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II continued to be classified as assets held for sale. As the portfolio represents a specific geographic market that management intends to exit, the corresponding revenues and expenses have been reclassified to discontinued operations in the statement of income. We still intend to exit this market through the sale of these properties and continue to make adjustments to our marketing efforts in response to current market conditions.

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Assets
Commercial properties	$316	$308
Residential development properties	1,244	―
Residential receivables and other assets	328	―
Receivables and other	3	4
Assets held for sale	$1,891	$312

Liabilities
Commercial property debt	$165	$156
Residential development debt	489	―
Residential payables and accrued liabilities	86	―
Accounts payable and other liabilities	9	18
Liabilities related to assets held for sale	$749	$174

Residential development inventories
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at December 31, 2010 was $1,244 million, compared with $1,235 million at the end of 2009. The increase was primarily attributable to foreign exchange fluctuations due to the strengthening of the Canadian dollar since December 31, 2009.

The details of our residential development property portfolio are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Under development	$361	$337
Housing inventory	84	101
Total current	445	438
Held for development – non-current	799	797
Total	$1,244	$1,235

The details of our land under development, housing inventory and land held for development are as follows:

	Current
	Number of Lots/Acres		Book Value (Millions)
Under development	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Single Family (Lots)
Alberta	2,157	1,827	$233	$223
Ontario	188	―	13	―
Colorado	892	996	51	53
Texas	90	80	4	4
Missouri	88	93	2	3
Total Single Family (Lots)	3,415	2,996	$303	$283
Total Single Family (Acre Equivalent)(1)	600	546

Multi-Family and Commercial (Acres)
Alberta	184	136	$56	$52
Colorado	10	10	2	2
Texas	1	1	―	―
Total Multi-Family and Commercial (Acres)	195	147	$58	$54
Total Book Value			$361	$337

(1)Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

	Current
	Number of Units		Book Value (Millions)
Housing Inventory	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Single Family
Alberta	126	165	$20	$21
Ontario	180	341	38	48
	306	506	58	69
Multi-Family
Alberta	188	265	26	32
Total	494	771	$84	$101

	Non-current
	Number of Acres		Book Value (Millions)
Held for Development	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Alberta	5,839	6,385	$469	$477
Ontario	1,492	1,488	61	57
Colorado	2,247	2,299	158	153
Texas	3,944	3,946	104	102
Missouri	205	205	7	8
Total	13,727	14,323	$799	$797

Residential development debt
Land development debt increased to $489 million at December 31, 2010 from $177 million at December 31, 2009 due to additional draw downs on our residential development division’s bank lines. Our land development financing is primarily recourse to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 4.42% at December 31, 2010 (December 31, 2009 – 4.01%).

	Dec. 31, 2010		Dec. 31, 2009
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Fixed rate	5.25%	$24	6.04%	$28
Variable rate	4.38%	465	3.82%	149
	4.42%	$489	4.01%	$177

LIABILITIES AND EQUITY
Our asset base of $20.4 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Liabilities
Non-current liabilities
Commercial property debt	$5,339	$4,525
Residential development debt	―	19
Capital securities – corporate	1,038	1,009
Other non-current financial liabilities	105	117
Other non-current liabilities	172	172
Deferred tax liabilities	366	486
	7,020	6,328
Current liabilities
Commercial property debt	1,922	626
Residential development debt	―	158
Accounts payable and accrued liabilities	659	468
	2,581	1,252
Liabilities associated with assets held for sale	749	174
Total liabilities	10,350	7,754
Equity
Preferred equity – corporate	848	304
Common equity	7,883	6,569
Total shareholder’s equity	8,731	6,873
Preferred equity – subsidiaries	382	363
Non-controlling interests – fund subsidiaries	375	300
Non-controlling interests – other subsidiaries	582	169
Total equity	10,070	7,705
Total liabilities and equity	$20,420	$15,459

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $7,261 million at December 31, 2010, an increase from $5,151 million at December 31, 2009. Changes during the year are attributable to debt of $1,368 million related to the acquisition of an economic interest in Australian properties that we consolidate, of which $961 million is payable to subsidiaries of BAM, including acquisition financing consisting of a $560 million bridge loan that was paid down to a balance of $428 million at December 31, 2010, as well as new debt associated with Three World Financial Center in New York and new debt associated with the acquisition of Heritage Plaza in Houston. These increases are offset by principal amortization payments. Commercial property debt at December 31, 2010 had a weighted average interest rate of 5.90% (December 31, 2009 – 5.94%).

We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At December 31, 2010, the average term to maturity of our commercial property debt was five years, compared to our average lease term of seven years.

We have $788 million of committed corporate credit facilities consisting of a $488 million revolving credit facility from a syndicate of banks and a $300 million credit facility from BAM. At December 31, 2010, the balance drawn on these facilities was nil (balances drawn at December 31, 2009 were nil). We incurred nil in interest expense related to the line from BAM for the year ended December 31, 2010 (2009 – $1 million).

As at December 31, 2010, we also had an additional $15 million (December 31, 2009 - $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness totaled nil for the year ended December 31, 2010, consistent with the same period in 2009.

The details of commercial property debt at December 31, 2010 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Dec. 31, 2010(1,2)	Mortgage Details(3)
Direct
235 St. Georges Terrace	Perth	6.63	March	2011	$48	Non-recourse, floating rate
Queen’s Quay Terminal	Toronto	7.26	March	2011	32	Non-recourse, fixed rate
Bay Adelaide Centre(4)	Toronto	2.60	July	2011	403	Non-recourse, floating rate
Fifth Avenue Place	Calgary	7.59	August	2011	67	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September	2011	99	Non-recourse, fixed rate
One Shelley Street	Sydney	7.35	October	2011	160	Non-recourse, floating rate
Potomac Tower	Washington, D.C.	4.72	November	2011	74	Non-recourse, fixed rate
Brookfield Prime Property Fund pool debt	―	5.68	December	2011	486	Non-recourse, floating rate
West 31st Street(5)	New York	6.00	January	2012	105	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	58	Non-recourse, fixed rate
300 Madison Avenue	New York	0.53	April	2012	25	Non-recourse, floating rate
RBC Plaza(6)	Minneapolis	5.50	April	2012	67	Non-recourse, floating rate
Royal Centre	Vancouver	4.96	May	2012	115	Non-recourse, fixed rate
151 Yonge Street(7)	Toronto	6.01	June	2012	11	Non-recourse, fixed rate
52 Goulburn Street	Sydney	7.82	July	2012	57	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	21	Non-recourse, fixed rate
KPMG Tower(8)	Sydney	8.25	November	2012	76	Non-recourse, floating rate
Southern Cross West Tower	Melbourne	8.79	November	2012	65	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February	2013	22	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April	2013	323	Non-recourse, fixed rate
77 K Street	Washington, D.C.	5.25	May	2013	69	Non-recourse, floating rate
Hudson’s Bay Centre (9)	Toronto	5.20	May	2013	108	Non-recourse, fixed rate
World Square Retail(8,10)	Sydney	8.34	May	2013	59	Non-recourse, fixed /floating rate
King Street Wharf Retail(8,10)	Sydney	8.18	May	2013	47	Non-recourse, fixed /floating rate
Southern Cross East Tower(8,10)	Melbourne	8.19	May	2013	219	Non-recourse, fixed /floating rate
75 State Street	Boston	5.50	June	2013	297	Non-recourse, floating rate
33 South Sixth Street(6)	Minneapolis	3.55	August	2013	98	Non-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	240	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	165	Non-recourse, fixed rate
Jean Edmonds Tower(7)	Ottawa	5.55	January	2014	1	Non-recourse, fixed rate
Republic Plaza	Denver	5.14	April	2014	156	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	6.38	June	2014	213	Non-recourse, fixed rate
City Square(5)	Perth	6.61	June	2014	182	Non-recourse, floating rate
Two World Financial Center	New York	9.00	October	2014	161	Non-recourse, fixed rate
Three World Financial Center	New York	3.90	December	2014	143	Non-recourse, floating rate
53 State Street	Boston	5.96	August	2016	280	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February	2017	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	835	Non-recourse, fixed rate
2 Queen Street East(7)	Toronto	5.64	December	2017	29	Non-recourse, fixed rate
Altius Centre(7)	Calgary	5.64	December	2017	20	Non-recourse, fixed rate
West 33rd Street(5)	New York	5.90	April	2018	122	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	19	Non-recourse, fixed rate
Bankers Court	Calgary	4.95	November	2020	48	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97	January	2023	200	Non-recourse, fixed rate
Jean Edmonds Tower(7)	Ottawa	6.79	January	2024	17	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	152	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	Non-recourse, fixed rate
Total Direct		6.06			6,998
Corporate
$300 Corporate Revolver(8)	―	4.01	March	2011	―	Recourse, floating rate
$488 Corporate Revolver	―	4.01	June	2011	―	Recourse, floating rate
BAM Bridge Loan(11)	―	3.26	September	2011	428	Recourse, floating rate
Total Corporate		3.26			428
Total Commercial Property Debt		5.90			$7,426

(1)Represents our consolidated interest before non-controlling interests
(2)Net of $44 million of transaction costs
(3)Non-recourse to Brookfield Office Properties
(4)Has a one-year extension option available at maturity. The criteria to extend to 2012 have been met as of December 31, 2010
(5)Development debt
(6)Includes $165 million of commercial property debt related to assets held for sale
(7)Canadian Office Fund debt
(8)Represents corporate line from BAM
(9)Has a two-year extension option to May 2015 which is available to us provided certain debt service and loan-to-value thresholds are met
(10)These debt balances are floating but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(11)Represents liability payable to BAM or a subsidiary of BAM

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Dec. 31, 2010
2011	$134	$1,797	$1,931	4.79%
2012	129	570	699	6.65%
2013	39	1,546	1,585	6.35%
2014	32	833	865	6.32%
2015	35	―	35	6.70%
2016 and thereafter	461	1,850	2,311	6.08%
Total commercial property debt	$830	$6,596	$7,426	5.90%

(1)Paid through our annual cash flows
(2)Includes $44 million of transaction costs
  3)Includes $165 million of commercial property debt related to assets held for sale at December 31, 2010

Commercial property debt – equity accounted investments
The details of commercial property debt of our equity accounted investments at December 31, 2010 are as follows:

					Dec. 31, 2010
($ in Millions)	Location	Rate %	Maturity Date		Proportionate(1)	Total	Mortgage Details(2)
U.S. Office Fund
Two Ballston Plaza	Washington, D.C.	6.90	April	2011	$15	$24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	April	2011	19	31	Non-recourse, fixed rate
Silver Spring Metro Plaza	Washington, D.C.	6.00	September	2011	49	78	Non-recourse, fixed rate
1460 Broadway	New York	5.11	November	2012	―	11	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.30	May	2013	―	58	Non-recourse, floating rate
Waterview	Washington, D.C.	7.00	September	2013	3	4	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October	2013	151	240	Non-recourse, fixed rate
Ernst & Young Tower	Los Angeles	5.07	February	2014	67	106	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.26	April	2014	33	53	Non-recourse, floating rate
Grace Building	New York	5.54	July	2014	115	183	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	―	105	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	142	226	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	28	44	Non-recourse, fixed rate
One and Two Reston Crescent	Washington, D.C.	2.01	December	2015	47	74	Non-recourse, floating rate
1250 Connecticut	Washington, D.C.	5.86	January	2016	33	52	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	31	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	241	384	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	13	20	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May	2011	141	299	Non-recourse, fixed rate
U.S. Fund corporate debt(3)	—	3.28	October	2011	1,068	2,916	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	1.01	October	2011	262	558	Non-recourse, floating rate
Total U.S. Office Fund		3.87			2,458	5,516
Other jointly controlled entities
Four World Financial Center	New York	6.95	September	2013	142	142	Non-recourse, fixed rate
First Canadian Place	Toronto	5.37	December	2014	76	304	Non-recourse, fixed rate
245 Park Avenue	New York	3.88	November	2017	399	782	Non-recourse, fixed rate
Total		4.01			$3,075	$6,744

(1)	Reflects Brookfield Office Properties’ effective 47% interest in properties in the U.S. Office Fund
(2)	Non-recourse to Brookfield Office Properties
(3)
As at December 31, 2010 $500 million of this proportionate debt has been swapped to a fixed rate of 3.88% including spread, which expires in the third quarter of 2011, after which the rate becomes floating at LIBOR plus 250 basis points until maturity. The balance of $568 million is at LIBOR plus 250 basis points

Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total	Dec. 31, 2010
2011	$77	$4,290	$4,367	3.01%
2012	80	11	91	6.26%
2013	29	344	373	5.34%
2014	15	972	987	5.29%
2015	14	73	87	2.63%
2016 and thereafter	99	740	839	4.75%
Total commercial property debt	$314	$6,430	$6,744	4.01%

(1)Paid through our annual cash flows

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and thereafter as at December 31, 2010:

	Payments Due By Period
(Millions)	Total	Less than 1 Year	2 – 3 years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$7,426	$1,931	$2,284	$900	$2,311
Residential development debt(2)	489	126	362	1	―
Capital securities - corporate	1,038	179	200	510	149
Interest expense(3)
Commercial property debt	1,552	342	479	255	476
Capital securities - corporate	210	58	85	59	8
Minimum rental payments - ground leases(4)	1,196	22	44	37	1,093
Other non-current financial liabilities	105	12	―	―	93
Equity installment payable(5)	79	79	―	―	―

(1)	Net of transaction costs and includes $165 million of debt associated with assets held for sale
(2)	Debt associated with assets held for sale
(3)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(4)	Represents payments on properties situated on land held under leases or other agreements
(5)	Represents the company’s obligation to reimburse BAM subsidiaries for their share of the equity installment payment relating to Prime

Refer to page 42 for our liquidity analysis.

Credit Ratings
We are currently rated by two credit rating agencies, Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s (“S&P”). We are committed to arranging our affairs to maintain these ratings and improve them further over time.

Our credit ratings at December 31, 2010 and at the date of this report were as follows:

	DBRS	S&P
Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)
Outlook	―	Negative

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell our common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are either fully or proportionately consolidated in our financial statements except for our investment in the U.S. Office Fund, certain other commercial properties held through jointly controlled entities or participating loan notes, and our investments in Brookfield LePage Johnson Controls and Oakridges, which is a residential development project in Toronto.

We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. A specific litigation is being pursued against one of our subsidiaries related to security on a defaulted loan. The financial effect of this litigation is not currently determinable.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 30 to our consolidated financial statements.

CAPITAL SECURITIES – CORPORATE
Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” As at December 31, 2010 and December 31, 2009, we have the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2010(1)		Dec. 31, 2009(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		200		190
Class AAA Series G	4,400,000	5.25%		110		109
Class AAA Series H	8,000,000	5.75%		200		189
Class AAA Series I	7,130,228	5.20%		179		190
Class AAA Series J	8,000,000	5.00%		200		190
Class AAA Series K	6,000,000	5.20%		149		141
Total				$1,038		$1,009

(1)Net of transaction costs of $2 million and $3 million at December 31, 2010 and December 31, 2009, respectively
(2)Owned by BAM; balance has been offset with a promissory note receivable from BAM
For redemption dates, refer to Note 19 of the consolidated financial statements.
For details regarding the terms on our capital securities – corporate, refer to our Annual Information Form

OTHER NON-CURRENT FINANCIAL LIABILITIES
Included in other non-current financial liabilities is a loan payable of $93 million (December 31, 2009 - $92 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

The remaining balance represents our obligation in connection with the true-up under the U.S. Office Fund put and call arrangement (refer to page 28). The carrying value of the true-up includes an embedded derivative valued at $45 million (December 31, 2009 - $50 million) relating to cross participation in changes in the relative fair values of the properties in the venturers’ respective sub-managed portfolios.

OTHER NON-CURRENT LIABILITIES
Other non-current liabilities had a balance of $172 million as of December 31, 2010 (December 31, 2009 - $172 million) which represents a deferred gain recorded in connection with the reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund option under the put and call arrangement assumed by us at the date of reorganization. The value was determined pursuant to a valuation methodology based on unobservable inputs.

DEFERRED INCOME TAXES
At December 31, 2010, we had a net deferred tax liability of $366 million (December 31, 2009 - $486 million). Sources of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Deferred income tax assets
Loss carryforwards	$204	$155
Deferred financing costs	16	24
Foreign currency	18	—
Other	8	8
	246	187
Deferred income tax liabilities:
Properties	612	665
Foreign currency	—	6
Other	—	2
	612	673
Net future income tax liabilities	$366	$486

The sources of deferred tax balances and movements for the year ended December 31, 2010 are as follows:

		Recognized in			Reclassified to current liabilities	Reclassified to held for sale
(Millions)	Jan. 1, 2010	Income	Equity	OCI			Dec. 31, 2010
Deferred tax assets related to non-capital losses and capital losses	$155	$107	$(19)	$8	$—	$(47)	$204
Deferred tax liabilities related to difference in tax and book basis, net	(641)	(32)	80	(2)	45	(20)	(570)
Net deferred tax liabilities	$(486)	$75	$61	$6	$45	$(67)	$(366)

Together with our Canadian subsidiaries, we have deferred tax assets of $35 million (December 31, 2009 - $15 million) that relate to non-capital losses which expire over the next 20 years and $132 million (December 31, 2009 - $76 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have deferred tax assets of $37 million (December 31, 2009 - $64 million) that relate to net operating losses which expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of real estate investment trust (“REIT”) structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

In the second quarter of 2010, we released approximately $41 million of deferred tax liabilities in connection with the reorganization of certain of our Canadian commercial operations, together with non-controlling interests therein, under a newly formed Canadian REIT. In the fourth quarter of 2010, we released an additional $37 million of deferred tax liabilities in connection with a secondary offering of trust of units in the Canadian REIT. The amount of deferred income tax liabilities released was determined in reference to the non-controlling interests’ share of taxable temporary differences giving rise to such deferred income tax liabilities as the earnings of the Canadian REIT are expected to be taxed at the investor level rather than in the REIT. Accordingly, the release of the deferred income taxes has been credited directly to non-controlling interests in equity. We continue to recognize a deferred income tax liability in respect of our share of the REIT’s net assets.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities from our commercial business totaled $659 million at December 31, 2010, compared with $468 million at December 31, 2009. The increase is mainly due to the acquisition of an economic interest in the Australian portfolio. Residential payables and accrued liabilities was reclassified to liabilities associated with assets held for sale as of December 31, 2010.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009
Accounts payable and accrued liabilities	$659	$320
Residential payables and accrued liabilities	—	148
Total	$659	$468

Included in accounts payable and accrued liabilities is $79 million payable to BAM representing our obligation to reimburse BAM subsidiaries for their share of the equity installment payment relating to our economic interest in Prime.

Also included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $63 million (2009 - nil).

Current tax liabilities amount to $202 million (2009 - $102 million).

PREFERRED EQUITY – CORPORATE
At December 31, 2010, we had $848 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions.

We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2010	Dec. 31, 2009
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	—
Class AAA Series P	12,000,000	5.15%	287	—
Total			$848	$304

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

During the first quarter of 2010, we issued 11 million Class AAA Series N preferred shares at C$25 per share.  The proceeds from the share issuance were approximately $257 million, net of share issuance costs of $5 million. Holders of Series N shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series O preferred shares receiving floating rate cumulative preferred cash dividends on June 30, 2016 and on June 30 every five years thereafter.

During the fourth quarter of 2010, we issued 12 million Class AAA Series P preferred shares at C$25 per share for cash proceeds of C$300 million. The proceeds from the share issuance were approximately $287 million, net of share issuance costs of $6 million. Holders of Series P shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series Q preferred shares receiving floating rate cumulative preferred cash dividends on March 31, 2017 and on March 31 every five years thereafter.

In December 2010, we renewed our normal course issuer bid for our Class AAA preference shares, Series F, Series G, Series H, Series I, Series J, Series K, Series L, Series N and Series P for a further one year period. During the twelve month period commencing December 11, 2010 and ending December 10, 2011, we may purchase on the Toronto Stock Exchange up to approximately 10% of our issued and outstanding shares of each of these series. A copy of the Notice of Intention relating to our normal course issuer bid is available at www.sedar.com or may be requested from the company.

In 2010, we paid preferred dividends of $39 million as compared with $7 million in 2009. The increase is attributable to the preferred share offerings in the third quarter of 2009 and first and fourth quarters of 2010.

COMMON EQUITY
As at December 31, 2010, we had 502,709,930 issued and outstanding common shares. On a diluted basis, we had 520,068,399 common shares outstanding, calculated as follows:

	Dec. 31, 2010	Dec. 31, 2009
Common shares outstanding	502,709,930	501,298,940
Unexercised options	17,358,469	15,348,765
Common shares outstanding – diluted(1)	520,068,399	516,647,705
Common shares repurchased	—	—

(1)
Includes potential common shares at December 31, 2010 and December 31, 2009 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 15

We did not repurchase any shares in 2010. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 38 million shares at an average price of $11.96 per share on a post-split adjusted basis.

At December 31, 2010, the book value of our common equity was $7.9 billion, compared with a market equity capitalization of approximately $8.8 billion, calculated as total common shares outstanding multiplied by $17.53, the closing price per common share on the New York Stock Exchange on December 31, 2010.

Our common equity per share is calculated as follows:

(Millions, except per share information)	Dec. 31, 2010	Dec. 31, 2009
Shareholders’ equity	$8,731	$6,873
Less: preferred equity	(848)	(304)
	7,883	6,569
Add: option proceeds(1)	235	200
Fully diluted common shareholders’ equity	8,118	6,769
Fully diluted common shares outstanding(2)	520.1	516.7
Common equity per share	$15.61	$13.10

(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
(2)
The calculation of common equity per share includes potential common shares at December 31, 2010 and December 31, 2009 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 15

PREFERRED EQUITY – SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $382 million of preferred equity outstanding at December 31, 2010 issued by BPO Properties Ltd. (“BPO Properties”). These preferred shares represent low-cost capital to Brookfield Office Properties, without dilution to our common equity base. Dividends paid on these preferred shares are a component of the non-controlling interest in our net income. The increase over December 31, 2009 is primarily driven by the impact of foreign exchange.

The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Dec. 31, 2010	Dec. 31, 2009
BPO Properties	1,805,489	Series G	70% of bank prime	$45	$43
	3,816,527	Series J	70% of bank prime	96	91
	300	Series K	30-day BA + 0.4%	150	142
	2,847,711	Series M	70% of bank prime	71	68
	800,000	Series N	30-day BA + 0.4%	20	19
Total				$382	$363

During 2010, dividends of $6 million were paid on preferred shares issued by BPO Properties, as compared with $5 million in 2009.

NON-CONTROLLING INTERESTS – FUND SUBSIDIARIES
At December 31, 2010, non-controlling interests – fund subsidiaries was $375 million (December 31, 2009 – $300 million) and represents equity contributions by certain other U.S. Office Fund investors in the Brookfield Office Properties-led consortium, together with their cumulative share of our earnings from the Fund.

NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets. We own a 99.4% equity interest in Brookfield Financial Properties.

During the second quarter of 2010, BPO Properties reorganized certain of its direct assets under a newly created REIT named Brookfield Office Properties Canada (BOX). We also contributed our interest in Brookfield Place in Toronto to BOX. In connection with this reorganization, the non-controlling interests in BPO Properties were exchanged for a non-controlling interest in BOX. Prior to the reorganization we owned 89.7% of BPO Properties; immediately following the reorganization, we owned 100% of the common shares of BPO Properties, through which we owned a 90.6% indirect interest in BOX. As the transaction did not result in a loss of control of the assets contributed to BOX, any differences between the consideration exchanged among us, BPO Properties and the non-controlling interest holders in BPO Properties, and the carrying amount of the net assets transferred have been recorded directly in equity, including any related tax effects. Our effective ownership interest in the net assets of BPO Properties that were not transferred to BOX increased to 100%.

In the fourth quarter of 2010, we sold 6,820,000 trust units of BOX at C$22.00 per unit, for gross proceeds of C$150,040,000. This changed our indirect ownership interest in BOX from 90.6% to 83.3%. We recognized a loss on issuance of non-controlling interests of $31 million in retained earnings representing the excess of the net assets associated with the trust units sold over proceeds from the sale, net of transaction costs and including any related tax effects. The economic gain associated with this secondary offering was $73 million.

As part of our investment in BOPA in the third quarter of 2010, we obtained a 68.4% controlling interest in Prime. Also, as of December 31, 2009, our residential subsidiary, Carma Inc., consolidated UCAR Development LLC, a joint venture in which it held a 50% interest. In the first quarter of 2010, this joint venture was dissolved and Carma Inc. now has a 100% ownership interest.

The following table details the components of non-controlling interests in these entities:

(Millions)	Others’ Equity Ownership	Dec. 31, 2010	Dec. 31, 2009
Common shares of BPO Properties(1)	—	$—	$133
Units of Brookfield Office Properties Canada(1)	16.7%	471	—
UCAR joint venture(2)	—	—	9
Limited partnership units of Brookfield Financial Properties	0.6%	32	27
Units of Brookfield Prime Property Fund(3,4)	31.6%	79	―
		582	169
Non-controlling interests – fund subsidiaries(5)		375	300
Total		$957	$469

(1)	Canadian dollar denominated
(2)	50% joint venture with Carma Inc. to develop residential building lots in 2009 which was dissolved in the first quarter of 2010
(3)	During 2010, we invested a controlling 68.4% economic interest in four properties in Prime in Australia
(4)	Australian dollar denominated
(5)	Represents equity contributions by investors in the Brookfield led consortium to subsidiaries of the company that hold the direct investment in the U.S. Office Fund

Non-controlling interests in BOX (formerly in BPO Properties) increased to $471 million at December 31, 2010, from $133 million at December 31, 2009, primarily due to the secondary offering of trust units of BOX, earnings of BOX attributable to non-controlling interests, the transfer of Brookfield Place from a wholly-owned subsidiary into BOX and the release of the non-controlling interests’ share of deferred tax liabilities upon the formation of BOX, as well as the impact of foreign exchange.

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include:

o	discretionary capital expenditures;

o	repurchase of our stock; and

o	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	creation of new funds;

•	proceeds from disposition of residential business;

•	proceeds from sales of assets;

•	proceeds from sale of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to us. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that we can typically maintain debt levels on any particular asset throughout a business cycle, thus enabling us to limit covenants and other performance requirements. In turn, this reduces the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

At December 31, 2010, we had approximately $1,100 million of liquidity consisting of $300 million of cash, including our proportionate share of cash in our equity accounted investees, and approximately $800 million of undrawn capacity on our corporate credit facilities.

Cost of capital
We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As at December 31, 2010, our weighted average cost of capital, assuming a 12% return on common equity, was 7.95% (2009 – 7.95%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio.

The following schedule details our capitalization at the end of 2010 and 2009 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Liabilities
Commercial property debt	5.90%	5.94%	$7,426	$5,307
Capital securities – corporate	5.43%	5.42%	1,038	1,009
Shareholders’ equity
Preferred equity - corporate	4.11%	6.20%	848	304
Common equity(2)	12.00%	12.00%	8,813	6,076
Other equity
Preferred equity - subsidiaries	1.52%	4.83%	382	363
Non-controlling interests – fund subsidiaries(3)	10.00%	10.00%	375	300
Non-controlling interests – other subsidiaries(4)	12.00%	12.00%	582	169
Total(5)	7.95%	7.95%	$19,464	$13,528

(1)	As a percentage of average book value unless otherwise noted
(2)
Underlying value of liabilities represents carrying value or the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares

(3)	Assuming 10% return on co-invested capital
(4)	Assuming 12% return on co-invested capital
(5)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS
Our net income attributable to shareholders for the year ended December 31, 2010 was $1,552 million ($2.73 per diluted share), compared with a net loss of $220 million ($0.52 per diluted share) in 2009. The increase in net income year over year is largely the result of:

•
an increase of $39 million ($0.09 per diluted share) in commercial property operating income due to the acquisition of Australian properties in the third quarter of 2010, the impact of foreign exchange, as well as the reclassification of Bankers Court in Calgary and Bay Adelaide Centre in Toronto in the third quarter of 2009 to operating;

•
an increase in interest and other income of $72 million ($0.17 per diluted share) due to interest earned on loans receivable which represent our indirect interest in debt securities as well as the Canadian Fund incentive fee received in the fourth quarter of 2010;

•	an increase of $995 million ($2.30 per diluted share) in fair value gains (losses); and

•
an increase in earnings from our equity accounted investments of $1,094 million ($2.53 per diluted share) mainly due to the change in the fair value of our equity accounted commercial properties as well as the reclassification of development properties that are equity accounted in the current period; offset by,

o
an increase of $21 million ($0.05 per diluted share) in interest expense on commercial property debt due to the acquisition of Australian properties in the third quarter of 2010 as well as new debt financings during the period;

o	an increase of $5 million ($0.01 per diluted share) in interest expense on capital securities - corporate due to the impact of foreign exchange;

o
an increase of $12 million ($0.03 per diluted share) in general and administrative expenses as a result of costs incurred on the investment in 18 properties in Australia as well as an increase in other professional fees;

o
a decrease of $125 million ($0.29 per diluted share) in gains (losses) and other items due to a loss on the disposal of Edmonton properties during the fourth quarter of 2010 and no other gains recognized during the period, compared to the gain on the reorganization of the U.S. Office Fund in 2009;

o	an increase of income tax expense of $55 million ($0.13 per diluted share) due to increased earnings driven by fair value adjustments;

o
a decrease of $54 million ($0.12 per diluted share) in income from discontinued operations due mainly to income tax expense changes related to our residential operations during the period as well as fair value gains recognized in 2009; and

o	an increase in non-controlling interests of $156 million ($0.36 per diluted share) as a result of increased earnings driven by fair value adjustments.

Net income on a per diluted share basis also had an offsetting decrease of approximately $0.85 per diluted share from the overall increase noted above due to the dilution impact of the common equity offering in the third quarter of 2009.

Set out below is a summary of the various components of our net income attributable to shareholders and funds from operations. Discussion of each of these components is provided on the following pages.

(Millions, except per share amounts)	2010	2009
Revenue	$1,326	$1,156
Net operating income
Commercial property operations	729	690
Interest and other income	110	38
	839	728
Interest expense
Commercial property debt	322	301
Capital securities – corporate	58	53
General and administrative expense	123	111
Depreciation	9	9
Income from continuing operations before gains (losses) and other items, fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax benefit	327	254
Gains (losses) and other items	(1)	124
Fair value gains (losses)	641	(354)
Share of earnings (losses) from equity accounted investments	604	(490)
Income (loss) before income taxes	1,571	(466)
Income tax benefit	(6)	(61)
Income (loss) from continuing operations	1,577	(405)
Income from discontinued operations	109	163
Net income (loss)	1,686	(242)
Non-controlling interests	134	(22)
Net income (loss) attributable to common shareholders	$1,552	$(220)

Our net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2010	2009
Net income (loss) attributable to common shareholders	$1,552	$(220)
Preferred share dividends	(39)	(7)
Net income (loss) attributable to common shareholders – basic	1,513	(227)
Dilutive effect of conversion of capital securities – corporate	58	—
Net income (loss) attributable to common shareholders – diluted	$1,571	$(227)

Weighted average shares outstanding – basic	501.8	430.7
Unexercised options	4.4	1.5
	506.2	432.2
Conversion of capital securities – corporate	66.3	—
Weighted average shares outstanding – diluted	572.5	432.2

Weighted average shares outstanding – basic	501.8	430.7
Earnings per share attributable to common shareholders – basic	$3.02	$(0.53)

Weighted average shares outstanding – diluted	572.5	432.2
Earnings per share attributable to common shareholders – diluted	$2.73	$(0.52)

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Millions)	2010	2009
Net income (loss) attributable to common shareholders	$1,552	$(220)
Add (deduct) non-cash and certain non-recurring items:
Fair value and other (gains) losses	(600)	230
Fair value adjustments in earnings from equity accounted investments	(318)	710
Non-controlling interests in above items	79	(64)
Income taxes	(6)	(61)
Discontinued operations (1)	49	(30)
Other non-cash items – loan notes	(19)	—
Cash payments under interest rate swap contracts	(10)	(9)
Funds from operations	$727	$556

(1) Represents future income taxes and disposition gains related to discontinued operations.

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

(Millions, except per share amounts)	2010	2009
Funds from operations	$727	$556
Preferred share dividends	(39)	(7)
	$688	$549
Funds from operations per diluted share (1)	$1.37	$1.25

(1) The calculation of funds from operations per diluted share includes potential common shares at December 31, 2010 and December 31, 2009 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 15

REVENUE
The components of revenue are as follows:

(Millions)	2010	2009
Commercial property revenue
Revenue from continuing operations	$1,154	$1,067
Recurring fee income	58	50
Lease termination, non-recurring fee and other income	12	24
Total commercial property revenue	1,224	1,141
Interest and other(1)	102	15
Total	$1,326	$1,156

(1) Excludes impact of foreign exchange gains and losses associated with our net Canadian dollar denominated monetary liability position

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $729 million in 2010 compared with $690 million in 2009. The components of commercial property net operating income from continuing operations are as follows:

(Millions)	2010	2009
Commercial property revenue
Revenue from current properties	$1,150	$1,070
Straight-line rental income	4	(3)
Revenue from continuing operations	1,154	1,067
Recurring fee income	58	50
Lease termination, non-recurring fee and other income	12	24
Total commercial property revenue	1,224	1,141
Property operating costs	(495)	(451)
Commercial property net operating income	$729	$690

Our net operating income for the years ended December 31, 2010 and 2009 is as follows:

(Millions)	2010	2009
Same property	$586	$585
Properties reclassified from development	34	7
Lease terminations, non-recurring fee and other income	12	24
Recurring fee income	58	50
Properties acquired during the period	36	—
Properties sold during the period	3	24
Total commercial property net operating income	$729	$690

Same property net operating income increased as a result of the strengthening of the Canadian dollar since 2009, higher average rents on new leases versus expiring leases and increased parking income offset by an increase in vacancies in our Boston and Toronto markets due to expiries.

Additionally, in the fourth quarter of 2010, we sold Enbridge Tower and Canadian Western Bank in Edmonton for a loss of $1 million. The loss is related to the selling costs associated with the sale. The economic gain associated with the sale of the two properties was $21 million.

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. To date, we have had only a small number of tenants declare bankruptcy with only minimal impact to our results. In fact, since 2008 we have continued to achieve same property net operating income growth, despite the global economic slowdown. In addition, with our proactive leasing strategy, we continue to reduce our lease expiry profile for the upcoming years and with in-place net rents below market rents across most of our portfolio, should continue to produce stable results going forward.

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income, lease terminations and other income. Revenue from commercial properties totaled $1,224 million during the year ended December 31, 2010 compared with $1,141 million in 2009. The increase year over year is attributable to the acquisition of an economic interest in a portfolio of properties in Australia, income from properties reclassified from development as well as increased revenue from continuing operations.

Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS require that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2010, we recognized straight-line rental revenue of $4 million, compared with a loss of $3 million in 2009.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $495 million for the year ended December 31, 2010, compared with $451 million in 2009, primarily driven by the acquisition of an economic interest in a portfolio of properties in Australia, reclassification of certain properties from development into commercial as well as the impact of foreign exchange.

Substantially all of our leases are net leases in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income.

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at December 31, 2010 and includes our equity accounted investments:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area(1)	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown	4,438	13.3	$44.88	$53
Downtown	13,723	5.9	28.02	30
Boston, Massachusetts	1,990	5.1	31.12	26
Washington, D.C.	6,136	6.3	25.80	32
Los Angeles, California	4,530	5.8	21.05	22
Houston, Texas	9,430	7.6	14.03	21
Toronto, Ontario	8,809	7.0	26.87	24
Calgary, Alberta	5,943	9.5	27.86	26
Ottawa, Ontario	1,747	3.2	18.31	22
Denver, Colorado	1,329	5.6	18.31	19
Minneapolis, Minnesota	2,530	8.5	9.46	15
Sydney, Australia	4,094	7.8	58.29	65
Melbourne, Australia	2,275	7.1	38.76	37
Perth, Australia	192	7.5	46.57	61
Other	662	8.6	18.36	23
Total Managed(2)	67,828	7.3	$27.59	$30

(1) Leasing data presented based on 100% of leasable area
(2) Excludes developments

Our total managed portfolio occupancy rate remained consistent at 95.0% at December 31, 2010 compared with December 31, 2009. Our occupancy remained consistent due to the investment in an Australian portfolio which is 99.0% leased as well as lease renewals amidst some challenging market conditions. This was offset by lease expiries, most significantly in Boston. At December 31, 2010, average in-place net rent throughout our managed portfolio was $27.59 per square foot compared with $24.11 per square foot at December 31, 2009.

A summary of our occupancy levels for the past two years including our equity accounted investments and property investments through participating loan interests is as follows:

	Dec. 31, 2010		Dec. 31, 2009
	Leasable(1)%		Leasable(1)%
(Square feet in 000’s)	Sq. Ft.	Leased	Sq. Ft.	Leased
New York, New York
Midtown	4,438	95.0	4,438	95.4
Downtown	13,723	98.0	13,719	98.3
Total New York, New York	18,161	97.2	18,157	97.6
Boston, Massachusetts	1,990	82.6	1,990	87.3
Washington, D.C.	6,136	93.3	5,951	90.4
Los Angeles, California	4,530	85.9	4,530	83.9
Houston, Texas	9,430	94.4	8,280	93.8
Toronto, Ontario	8,809	93.5	7,618	97.8
Calgary, Alberta	5,943	98.4	5,943	99.8
Ottawa, Ontario	1,747	99.7	1,747	99.9
Denver, Colorado	1,329	96.3	1,327	95.4
Minneapolis, Minnesota	2,530	93.2	2,530	92.1
Sydney, Australia	4,094	99.2	—	—
Melbourne, Australia	2,275	98.7	—	—
Perth, Australia	192	100.0	—	—
Other	662	98.0	1,253	96.4
Total Managed	67,828	95.0	59,326	95.0

(1) Leasing data presented based on 100% of leasable area

During 2010, we leased 6.9 million square feet of our managed space at an average leasing net rent of $27.61 per square foot or a 10% premium over expiring net rents. This included 3.1 million square feet of new leases and 3.8 million square feet of renewals. Expiring net rent for our managed portfolio averaged $25.15 per square foot. Additionally, we have managed to reduce our five-year rollover exposure by 600 basis points within our managed portfolio since the beginning of the year.

The details of our leasing activity for the year ended December 31, 2010 including our equity accounted investments and property investments through participating loan interests are as follows:

				Average		Year One	Average
	Dec. 31, 2009			Expiring		Leasing	Leasing	Acq./	Dec. 31, 2010
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft. (1,2,3)	Sq. Ft. (1,2)	($ per sq. ft.)	Sq. Ft.(1,2)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1,2,3,4)	Sq. Ft. (1,2)	Sq. Ft. (1,2)
New York, New York
Midtown	4,438	4,235	(743)	$54.76	722	$54.95	$64.52	―	4,438	4,214
Downtown	13,723	13,487	(504)	20.81	462	24.18	25.39	―	13,723	13,445
Boston, Massachusetts	1,990	1,737	(265)	30.23	171	26.11	27.25	―	1,990	1,643
Washington, D.C.	5,951	5,380	(372)	23.12	569	24.99	26.14	146	6,136	5,723
Los Angeles, California	4,530	3,799	(513)	19.09	604	16.07	18.43	―	4,530	3,890
Houston, Texas	8,280	7,764	(1,637)	10.40	1,805	11.53	14.45	966	9,430	8,898
Toronto, Ontario	7,616	7,446	(1,341)	29.76	1,240	31.51	33.65	890	8,809	8,235
Calgary, Alberta	5,943	5,931	(975)	28.25	894	25.16	27.52	―	5,943	5,850
Ottawa, Ontario	1,747	1,746	(14)	26.51	9	24.38	24.61	―	1,747	1,741
Denver, Colorado	1,329	1,268	(124)	18.67	137	16.44	19.25	―	1,329	1,281
Minneapolis, Minnesota	2,530	2,331	(145)	16.02	173	18.70	19.69	―	2,530	2,359
Sydney, Australia	―	―	―	―	―	―	―	4,060	4,094	4,060
Melbourne, Australia	―	―	(3)	31.21	―	―	―	2,249	2,275	2,246
Perth, Australia	―	―	―	―	―	―	―	192	192	192
Other	1,253	1,208	(103)	22.45	108	24.58	24.90	(565)	662	648
Total Managed	59,330	56,332	(6,739)	$25.15	6,894	$24.65	$27.61	7,938	67,828	64,425

(1)	Excludes developments
(2)	Leasing data presented based on 100% of leasable area
(3)	Restated for remeasurements performed during the first quarter of 2010
(4)
Reclassified 1.4 million square feet from development properties to commercial properties in connection with 1225 Connecticut Avenue in Washington, D.C. in the first quarter of 2010 and Bay Adelaide Centre in Toronto in the third quarter of 2009 as well as acquired 6.6 million square feet in Australia during the third quarter of 2010 and the acquisition of 650 Massachusetts Avenue in Washington, D.C. and Heritage Plaza in Houston in the fourth quarter of 2010. In addition, disposed of 1225 Connecticut Avenue and 1250 23rd Street in Washington, D.C. and Canadian Western Bank and Enbridge Tower in Edmonton

Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 31 years and manages in excess of 59,908 units in over 315 condominium corporations.

The details of our fee income are as follows:

(Millions)	2010	2009
Property management, leasing, project management and other fees	$36	$31
Brookfield Residential Services Ltd. fees	22	19
Total	$58	$50

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages, residential receivables and other loans receivable, interest earned on cash balances, and transactional gains.

The components of interest and other income are as follows:

(Millions)	2010	2009
Interest income on loans receivable from BAM(1)	$45	$3
Interest income on participating loan interests	5	—
Foreign exchange gains	8	23
Fund incentive fees	34	—
Other interest income	14	2
Other income	4	10
Total	$110	$38

(1) Consists primarily of interest earned on cash collateralized total return swaps with BAM

The increase in interest and other income year over year is attributable to interest income on participating loan notes, additional interest income from an increase in the average balance of loans receivable during the first nine months of 2010, as well as interest income earned on loan receivables which represent our indirect interest in debt securities acquired at a discount.

The fund incentive fees of $34 million consist of a $32 million fee earned from our partners in the Canadian Office Fund and a $2 million fee realized in connection with an investment in the Real Estate Turnaround Program in the second quarter. The Canadian Office Fund incentive fee was earned as a result of the cumulative returns on a portfolio of properties that were not considered core assets of the Fund exceeding a specified threshold. The portfolio, with the exception of one property, was sold during the five year period ended November 30, 2010. The assets generated proceeds of approximately $777 million to the Fund, and represented a 20.3% internal rate of return since the acquisition of the properties in 2005.

INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt was $321 million in 2010 an increase from $301 million in 2009 mainly due to the acquisition of an economic interest in a portfolio in Australia.

Capital securities – corporate
Interest expense on capital securities – corporate relates to preferred share dividends recorded as interest expense under IFRS. This amount increased to $58 million in 2010 from $53 million in 2009 due to foreign exchange fluctuations.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during 2010 increased to $123 million from $111 million in 2009 primarily due to costs associated with the conversion of our Canadian operations other than the Canadian Office Fund into a REIT of approximately $5 million, as well as transaction costs incurred in connection with the recent investment in a portfolio of properties in Australia of approximately $3 million. Included in general and administrative expenses is $20 million (2009 - $17 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.

DEPRECIATION
Depreciation for the year ended December 31, 2010 was $9 million which is consistent with 2009.

FAIR VALUE GAINS (LOSSES)
As part of the adoption of IFRS in 2010, we elected an accounting policy whereby investment property is recorded at fair value. Any changes in fair value, period over period, are recognized as fair value gains (losses) in the statement of income. During the year ended December 31, 2010, we recognized fair value gains of $641 million (2009 – loss of $354 million). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates and terminal capitalization rates. In addition to fair value adjustments recorded on investment property during the year ended December 31, 2010, we recognized a fair value gain of $21 million (2009 –nil) related to our investment in bank debt secured by the equity in a portfolio of commercial properties in Washington, D.C., which was transferred to an affiliate in the first quarter and subsequently settled. Also included in fair value gains (losses) is a loss of $23 million related to the change in value of the U.S. Office Fund option (2009 – a gain of $137 million) and losses of $22 million relating to other financial instruments designated as FVTPL at December 31, 2010 (2009 –nil). We also recognized a gain of $19 million on the embedded derivative within our participating loan interests (2009 – nil).

SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS
	Funds from Operations		Fair Value Adjustments		Share of Earnings
(Millions)	2010	2009	2010	2009	2010	2009
U.S. Office Fund	$171	$150	$195	$(672)	$366	$(522)
Other equity accounted investments(1)	115	70	123	(38)	238	32
Total	286	220	318	(710)	604	(490)
Non-controlling interests – fund subsidiaries	34	22	41	(32)	75	(10)
Total net to Brookfield Office Properties	$252	$198	$277	$(678)	$529	$(480)

(1) Includes other jointly controlled entities as well as associates

Funds from operations of our equity accounted investments increased to $286 million for the year ended December 31, 2010 from $220 million in 2009. Net of our Fund partners’ share of funds from operations, which is included in non-controlling interest – fund subsidiaries, our share of funds from operations was $252 million for the year ended December 31, 2010 (2009 - $198 million). Including fair value adjustments, the share of net earnings of equity accounted investments increased to $604 million for the year ended December 31, 2010, from a loss of $490 million in 2009. Fair value adjustments were positively impacted by changes in projected cash flows as a result of leasing and timing adjustments, as well as a repricing of risk associated with commercial real estate which lowered discount and terminal capitalization rates. Net of our Fund partners’ share of net earnings of equity accounted investments, which is included in non-controlling interest – fund subsidiaries, our share of net earnings of equity accounted investments was $529 million for the year ended December 31, 2010 (2009 – loss of $480 million).

INCOME TAXES
Income tax benefit for the year ended December 31, 2010 was $6 million, as compared with $61 million in 2009, due primarily to realized gains and overall fair value gains in the year ended December 31, 2010, in both our consolidated operations and our equity accounted joint ventures, compared with fair value losses in the same period last year.

The major components of income tax expense (benefit) include the following:

(Millions)	2010	2009
Current tax expense	$69	$28
Deferred tax benefit	(75)	(89)
Total income tax benefit	$(6)	$(61)

During the fourth quarter of 2010, we reversed approximately $149 million of deferred tax liabilities in connection with the liquidation of a subsidiary within a flow-through joint venture that resulted in the taxable temporary differences related to the properties in the joint venture being substantially eliminated. Also in the fourth quarter of 2010, we recognized $65 million of a previously suspended capital loss that was recognized upon the reorganization of certain of our Canadian commercial operations and the subsequent sale of an incremental non-controlling interest therein.

DISCONTINUED OPERATIONS
The following table summarizes income from discontinued operations:

(Millions)	2010	2009
Commercial revenue from discontinued operations	$56	$56
Commercial operating expenses	(29)	(29)
	27	27
Residential revenue from discontinued operations	554	451
Residential operating expenses	(426)	(337)
	128	114
Interest and other income	13	6
Interest expense	(10)	(13)
Depreciation and amortization	(3)	(3)
Income from discontinued operations before gains (losses) and other items, fair value gains (losses) and deferred tax expense (benefit)	155	131
Gain (losses) and other items	(10)	―
Fair value gains (losses)	―	8
Deferred tax (expense) benefit	(36)	24
Income from discontinued operations	109	163
Income from discontinued operations attributable to non-controlling interests	―	1
Income from discontinued operations attributable to common shareholders	$109	$164

Residential development operations
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result have an embedded cost advantage over many companies which acquired land at much higher prices.

Our residential development operations contributed $128 million of net operating income during the year ended December 31, 2010, as compared to $114 million during 2009. The increase is due to increased home sales, particularly single family units, and improved pricing.

The components of residential development net operating income are as follows:

(Millions)	2010	2009
Sales revenue	$554	$451
Operating costs	(426)	(337)
Total	$128	$114

Lot sales for the past two years and the related revenue earned are as follows:

Lot Sales			Lot Sales Revenue		Average Lot Sales Revenue
(Units/Acres)			(Millions)		(Thousands)
2010		2009	2010	2009	2010	2009
Single Family (Lots)
Alberta	1,331	1,697	$204	$228	$153	$130
Colorado	175	30	15	3	87	102
Texas	8	28	―	1	46	43
Missouri	5	1	―	―	71	54
Total Single Family (Lots)	1,519	1,756	219	232
Total Single Family (Acre Equivalent)(1)	237	257
Multi-Family, Commercial and Industrial (Acres)
Alberta	53	3	27	1	506	169
Ontario	―	404	―	38	―	101
Texas	―	5	―	1	―	250
Total Land Sales Revenue			$246	$272

(1) Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Home sales for the years ended December 31, 2010 and 2009 and the related revenue earned are as follows:

	Home Sales (Units/Acres)		Home Sales Revenue (Millions)		Average Home Sales Revenue (Thousands)
	2010	2009	2010	2009	2010	2009
Single Family
Alberta	384	206	$117	$54	$302	$265
Ontario	247	126	80	36	323	285
	631	332	197	90
Multi-Family
Alberta	394	316	11	89	283	280
Total	1,025	648	$208	$179

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs increased to $426 in 2010 from $337 in 2009. These costs increased as a result of higher sales volume.

NON-CONTROLLING INTERESTS
The following table outlines our non-controlling interests:

(Millions)	2010	2009
Preferred shares – subsidiaries	$6	$5
Non-controlling interests – fund subsidiaries	75	(10)
Non-controlling interests – other subsidiaries(1)	59	(12)
Total non-controlling interests	$140	$(17)

(1)Includes nil and $1 million of discontinued operations for the year ended December 31, 2010 and December 31, 2009, respectively

Preferred shares – subsidiaries
Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPO Properties. For the year ended December 31, 2010, dividends paid on shares issued by BPO Properties was $6 million, compared to $5 million in 2009.

Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

(Millions)	2010	2009
Non-controlling interests	$34	$22
Non-cash component(1)	41	(32)
Total non-controlling interests – fund subsidiaries	$75	$(10)

(1) Represents co-investors share of non-cash items, such as fair value adjustments

Non-controlling interests – fund subsidiaries increased quarter over quarter principally due to increased earnings from the U.S. Office Fund compared to the prior period.

Other subsidiaries
Non-controlling interests – other subsidiaries consists of earnings attributable to interests not owned by Brookfield Office Properties in BOX and Brookfield Financial Properties.

Non-controlling interest in subsidiary earnings was $59 million during the year ended December 31, 2010, as compared with a share of losses of $12 million in 2009.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Office Properties:

(Millions)	Type	2010	2009
Brookfield Office Properties Canada(1)	Participating interests	$49	$(11)
Brookfield Financial Properties	Participating interests	4	―
Brookfield Prime Property Fund	Participating interests	6	―
UCAR joint venture(2)	Participating interests	―	(1)
Total		$59	$(12)

(1)
During the second quarter of 2010, our principal Canadian commercial subsidiary, BPO Properties, reorganized its directly owned assets under a new Canadian real estate investment trust named Brookfield Office Properties Canada. Non-controlling interest of BOX includes the non-controlling interest in BPO Properties net income prior to the reorganization

(2)	Classified as discontinued operations for the year ended December 31, 2009

SEGMENTED INFORMATION
Brookfield Office Properties and its subsidiaries operate in the U.S., Canada and Australia within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S.; Toronto, Calgary and Ottawa in Canada; and Sydney, Melbourne and Perth in Australia. Approximately 58% of our commercial property net operating income is derived from the U.S. (2009 – 67%) and approximately 56% of our assets are invested in the U.S. (2009 – 66%). In the first quarter of 2010, we also established a holding company in the United Kingdom and made investments in that market. Our United Kingdom investment is currently managed out of our U.S. platform and has been included as such until a platform is established in the United Kingdom. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S. Details of segmented financial information for our principal areas of business are as follows:

Commercial								Residential
United States			Canada		Australia			Development				Total
Dec. 31,		Dec. 31,	Dec 31,	Dec. 31,	Dec. 31,	Dec. 31,		Dec. 31,		Dec. 31,		Dec. 31,	Dec. 31,
(Millions)	2010	2009	2010	2009	2010		2009		2010	2009		2010	2009
Assets
Non-current assets
Investment properties
Commercial properties	$6,801	$5,798	$4,180	$3,726	$1,761	$	―	$	―	$	―	$12,742	$9,524
Development properties	322	322	131	147	597		―		―		―	1,050	469
Equity accounted investments and participating loan interests
U.S. Office Fund	1,285	934	―	―	―		―		―		―	1,285	934
Other jointly controlled entities	957	891	4	9	282		―		―		―	1,243	900
Associates	―	―	18	15	―		―		―		―	18	15
Participating loan interests	―	―	―	―	411		―		―		―	411	―
Residential development inventories	―	―	―	―	―		―		―		797	―	797
Other non-current financial assets	920	583	―	―	102		―		―		―	1,022	583
	10,285	8,528	4,333	3,897	3,153		―		―		797	17,771	13,222
Current assets
Residential development inventories	―	―	―	―	―		―		―		438	―	438
Receivables and other	311	781	132	220	131		―		―		343	574	1,344
Restricted cash and deposits	30	37	1	1	11		―		―		1	42	39
Cash and cash equivalents	53	33	61	62	28		―		―		9	142	104
	394	851	194	283	170		―		―		791	758	1,925
Assets related to assets held for sale	351	312	―	―	―		―		1,540		―	1,891	312
Total Assets	$11,030	$9,691	$4,527	$4,180	$3,323	$	―		$1,540		$1,588	$20,420	$15,459

Liabilities
Non-current liabilities
Commercial property debt	$3,489	$3,347	$1,145	$1,178	$705	$	―	$	―	$	―	$5,339	$4,525
Residential development debt	―	―	―	―	―		―		―		19	―	19
Capital securities – corporate	108	107	930	902	―		―		―		―	1,038	1,009
Deferred tax liabilities	119	204	228	375	19		―		―		(93)	366	486
Other non-current financial liabilities	105	117	―	―	―		―		―		―	105	117
Other non-current liabilities	172	172	―	―	―		―		―		―	172	172
	3,993	3,947	2,303	2,455	724		―		―		(74)	7,020	6,328
Current liabilities
Commercial property debt	701	188	527	438	694		―		―		―	1,922	626
Residential development debt	―	―	―	―	―		―		―		158	―	158
Accounts payable and other liabilities	323	219	145	101	191		―		―		148	659	468
	1,024	407	672	539	885		―		―		306	2,581	1,252
Liabilities related to assets held for sale	173	174	―	―	―		―		576		―	749	174
Total Liabilities	$5,190	$4,528	$2,975	$2,994	$1,609	$	―		$576		$232	$10,350	$7,754

Commercial											Residential
United States				Canada				Australia			Development				Total
(Millions)	2010		2009		2010		2009	2010		2009		2010	2009		2010	2009
Commercial property revenue	$687		$744		$495		$397	$42	$	―	$	―	$	―	$1,224		$1,141
Commercial property operating costs	273		286		214		165	8		―		―		―	495		451
	414		458		281		232	34		―		―		―	729		690
Interest and other income	72		31		32		7	6		―		―		―	110		38
Net operating income from continuing operations	486		489		313		239	40		―		―		―	839		728
Interest expense
Commercial property debt	227		244		78		57	17		―		―		―	322		301
Capital securities – corporate	8		8		50		45	―		―		―		―	58		53
General and administrative expense	69		68		51		43	3		―		―		―	123		111
Depreciation	6		6		3		3	―		―		―		―	9		9
Income from continuing operations before gains (losses) and other items, fair value gains (losses), share of net earnings (losses) of equity accounted investments and income tax expense (benefit)	176		163		131		91	20		―		―		―	327		254
Gains (losses) and other items	―		124		(1)		―	―		―		―		―	(1)		124
Fair value gains (losses)	396		(6)		173		(348)	72		―		―		―	641		(354)
Share of net earnings (losses) from equity
accounted investments	591		(487)		5		(3)	8		―		―		―	604		(490)
Income (loss) before income taxes	1,163		(206)		308		(260)	100		―		―		―	1,571		(466)
Income tax expense (benefit)	(72)		3		37		(64)	29		―		―		―	(6)		(61)
Income (loss) from continuing operations	1,235		(209)		271		(196)	71		―		―		―	1,577		(405)
Income (loss) from discontinued operations	17		22		―		―	―		―		92		141	109		163
Net income (loss)	1,252		(187)		271		(196)	71		―		92		141	1,686		(242)
Net income (loss) attributable to non-controlling interests – fund subsidiaries	75		(10)		―		―	―		―		―		―	75		(10)
Net income (loss) attributable to non-controlling interests – other subsidiaries	4		―		49		(11)	6		―		―		(1)	59		(12)
Net income (loss) attributable to common shareholders	$1,173		$(177)		$222		$(185)	$65	$			$92		$142	$1,552		$(220)
Investment in commercial properties	$516	$	―	$	―	$	―	$1,618	$	―	$	―	$	―	$2,134	$	―
Investment in development properties	―		―		―		―	492		―		―		―	492		―
Investment in equity accounted investments	74		―		―		―	282		―		―		―	356		―
Investment in participating loan interests	―		―		―		―	411		―		―		―	411		―
Capital expenditures – commercial properties	43		40		32		18	―		―		―		―	75		58
Capital expenditures – development properties	33		22		16		114	60		―		―		―	109		136

QUARTERLY RESULTS
The 2010 and 2009 results in accordance with IFRS by quarter are as follows:

	2010				2009
(Millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$397	$323	$307	$299	$330	$283	$276	$267
Net income (loss) from continuing operations attributable to common shareholders	933	138	139	233	909	(294)	(413)	(586)
Net income (loss) attributable to common shareholders	971	159	172	250	1,038	(283)	(399)	(576)

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$1.84	$0.26	$0.26	$0.44	$1.80	$(0.67)	$(1.06)	$(1.50)
Discontinued operations	0.07	0.04	0.07	0.04	0.26	0.02	0.04	0.02
	$1.91	$0.30	$0.33	$0.48	$2.06	$(0.65)	$(1.02)	$(1.48)

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$1.63	$0.24	$0.25	$0.41	$1.54	$(0.67)	$(1.05)	$(1.50)
Discontinued operations	0.07	0.04	0.06	0.03	0.21	0.02	0.04	0.03
	$1.70	$0.28	$0.31	$0.44	$1.75	$(0.65)	$(1.01)	$(1.47)

PART IV – RISKS AND UNCERTAINTIES
Brookfield Office Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects us against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our Direct office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

Residential developments
The markets within our residential development and home building operations have generally been favorable over the past five years with strong demand for well located building lots, particularly in Alberta. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to manage interest rate risk most effectively.

As outlined under “Capital Resources and Liquidity,” beginning on page 42 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At December 31, 2010, we had a floating rate bank credit facility of $488 million which matures in June 2011. Additionally, we have a floating rate term facility with BAM of $300 million, the terms of which extend to March 2011. At December 31, 2010, the balances drawn on these facilities were nil and nil, respectively. In addition, we also entered into a subordinated bridge acquisition facility with BAM for $560 million related to the Australia investment, which has a balance outstanding of $428 million at December 31, 2010. There is a risk that lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we have been successful in negotiating extension options. Approximately 36% of our outstanding commercial property debt at December 31, 2010 is floating rate debt (December 31, 2009 – 22%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $26 million or $0.05 per share on an annualized basis. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase interest expense by an additional $9 million on an annualized basis. In addition, we have exposure to interest rates within our equity accounted investments. As discussed in the Derivative Financial Instruments section beginning on page 62, we have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts.

We currently have a level of indebtedness of 50% of fair value of our commercial properties (December 31, 2009 - 47%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.5% of total leasable area.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 18 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2011	2012	2013	2014	2015	2016	Beyond	Year of Expiry(3)	Total	%(2)
1	Bank of America/Merrill Lynch (4)	NY/Toronto/Denver/LA	A		183	4,657			8	337		5,185	7.5%
2	Government and Government Agencies	All Markets	AAA	215	131	1,396	735	662	33	1,616	Various	4,788	7.1%
3	Chevron	Houston	AA		475					1,267	2019	1,742	2.6%
4	Wells Fargo/Wachovia(5)	New York	AA-	5		3	60	1,399		76	2019	1,543	2.3%
5	CIBC(6)	NY/Toronto/Calgary	A+	38						1,382	2033	1,420	2.1%
6	RBC	Five Markets	AA-	149		58		12	273	771	2024	1,263	1.9%
7	Kellogg, Brown & Root	Houston	Not Rated							1,254	2030	1,254	1.8%
8	Bank of Montreal	Calgary/Toronto	A+	76	42	447			17	565	2024	1,147	1.7%
9	Suncor Energy	Calgary	BBB+							1,015	2028	1,015	1.5%
10	Target Corporation	Minneapolis/LA	A+							984	2024	984	1.5%
11	JP Morgan Chase	NY/Denver/Houston/LA	A+	63				18		832	2022	913	1.3%
12	Goldman Sachs	New York	A	607				289				896	1.3%
13	KPMG	Washington D.C./Sydney/Toronto	Not Rated		210				294	371	2024	875	1.3%
14	Devon Energy	Houston	BBB+							862	2020	862	1.3%
15	Imperial Oil	Calgary	AAA						717		2016	717	1.1%
16	Encana Corporation	Calgary/Denver	BBB+					241		467	2019	708	1.0%
17	PricewaterhouseCoopers	Sydney/Houston/Calgary	Not Rated		424		145	95				664	1.0%
18	Continental Airlines	Houston	B					654				654	1.0%
19	Ernst & Young	Denver/LA	Not Rated	49					399	180	2022	628	0.9%
20	Cleary, Gottlieb, Steen & Hamilton	New York	Not Rated	93						377	2031	470	0.7%
	Total			1,295	1,465	6,561	940	3,370	1,741	12,356		27,728	40.9%
	Total %			4.7%	5.3%	23.7%	3.4%	12.2%	6.3%	44.4%		100.0%

(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Prior to considering partnership interests in partially-owned properties
(3)	Weighted average based on square feet
(4)
Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center ("WFC"), of which they occupy 2.7 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 4 WFC, in which Bank of America/Merrill Lynch has a 49% interest, and 0.8 million square feet is in 2 WFC, in which Bank of America/Merrill Lynch has an effective 25% interest through zero-coupon participating notes

(5)
Wells Fargo/Wachovia leases 1.4 million square feet at One New York Plaza, of which they occupy 148,000 square feet with the balance being leased to five subtenants ranging in size up to 756,000 square feet

(6)	CIBC leases 1,094,000 square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PriceWaterhouseCoopers

Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, we retain title to the lots that are sold until the receivable balance is collected. Additionally, we maintain security over the lots that are sold, which can ultimately be taken back if receivables are not paid.

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 9% of our leases mature annually over the next five years. Excluding Bank of America/Merrill Lynch, our largest tenant, less than 8% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 18 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2010 including our equity accounted investments:

	Currently Available								2018 & Beyond
(000's Sq. Ft.)		2011	2012	2013	2014	2015	2016	2017		Total
Midtown, New York	224	60	15	587	148	110	105	54	3,135	4,438
Downtown, New York	276	933	348	4,897	290	2,201	494	753	3,531	13,723
Boston	347	420	48	6	46	3	480	28	612	1,990
Washington, D.C.	411	215	575	419	1,460	383	131	98	2,444	6,136
Los Angeles	640	303	756	189	267	278	434	123	1,540	4,530
Houston	531	765	946	594	417	1,036	143	272	4,726	9,430
Toronto	575	325	540	1,510	297	631	739	418	3,774	8,809
Calgary	93	175	317	500	123	1,227	793	49	2,666	5,943
Ottawa	6	14	13	1,148	9	547	4	―	6	1,747
Denver	49	148	62	154	122	68	171	8	547	1,329
Minneapolis	171	71	129	148	202	178	355	127	1,149	2,530
Sydney	34	107	191	138	65	565	809	8	2,177	4,094
Melbourne	29	274	62	15	166	192	71	147	1,319	2,275
Perth	―	―	―	―	―	―	―	57	135	192
Other	13	58	55	108	23	75	25	45	260	662
Total Managed	3,399	3,868	4,057	10,413	3,635	7,494	4,754	2,187	28,021	67,828

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2011 likely will not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we continue to face the possibility of a prolonged recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents.

INSURANCE RISKS
United States
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $2.5 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2011, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Canada
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has C$1.5 billion limits per occurrence with a C$10,000 deductible.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1 billion.

Australia
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$700 million per occurrence. Our earthquake limit is A$600 million per occurrence and in the aggregate. This coverage is subject to a A$10,000 deductible. The weather catastrophe limit is A$600 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$600 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

FOREIGN EXCHANGE FLUCTUATIONS
Following our investment in a portfolio of commercial properties in Australia in the third quarter of 2010, approximately 44% of our assets and 43% of our revenues originate in Canada and Australia and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and from time to time, supplemented through the use of derivative contracts as discussed under Financial Instruments on the following pages. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. At December 31, 2010, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $3 million on an annual basis. At December 31, 2010, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $1 million on an annual basis. In the first quarter of 2010, we established a holding company to hold investments in commercial properties and developments in London, United Kingdom. As a result of our investment in the United Kingdom, we are subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. We attempt to mitigate the foreign currency risk relating to these investments using similar methods discussed above. Our investment in the UK does not currently generate any income.

DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2010 and/or 2009, we used the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit plan.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest rate hedging
The following table provides details on derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at December 31, 2010:

	Hedging Item	Notional (Millions)	Rate	Maturity	Fair Value	Hedged Item
December 31, 2010	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt
	Bond forward	C$60	2.5%	2011	(C$2)	Interest payments on forecasted debt
	Interest rate swap	A$126	5.0%	2011	nil	Interest payments on BBSY debt
	Interest rate swap	A$131	5.0%	2012	$1	Interest payments on BBSW/BBSY debt
	Interest rate swap	$100	0.8%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap	$150	1.2%	2013	nil	Interest payments on LIBOR debt
	Interest rate swap	$25	3.5%	2021	nil	Interest payments on LIBOR debt
December 31, 2009	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt

The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is 11 years (2009 – nine years) as the hedged interest payments occur.

At December 31, 2010 and 2009, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Foreign currency hedging
The following table provides details on derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at December 31, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Dec. 31, 2010	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	($1)	Mar 2011	GBP denominated net investment
Dec. 31, 2010	Foreign currency forward	Canadian dollar	C$500	C$1.00/US$	($10)	On or before Mar 2011	C$ denominated net investment
Dec. 31, 2010	Foreign currency forward	Australian dollar	A$1,100	A$0.98/US$	($53)	On or before Jun 2011	A$ denominated net investment
Dec. 31, 2009	—	—	—	—	—	—	—

In addition, as of December 31, 2010 we had designated C$950 million (December 31, 2009 – C$950 million) of our Canadian dollar financial liabilities as hedges of the net investment in our Canadian operations.

Other derivatives
The following table provides details on other derivatives outstanding as at December 31, 2010:

	Derivative Type	Notional (Millions)	Rate	Maturity	Fair Value	Fair Value Gain/Loss	Classification of Gain/Loss
December 31, 2010	Interest rate swap	$500	1.4%	2011	($3)	($6)	Fair value gains (losses)
	Forward rate swaps	A$470	5.7%	2011	(A$1)	$1	Fair value gains (losses)
	Interest rate swaptions	A$431	5.9%	2011	nil	$11	Fair value gains (losses)
	Forward starting swaps	$150	2.8%	2017	nil	nil	Fair value gains (losses)
	Total return swap(1)				($19)	$6	General and administrative expense
December 31, 2009	Interest rate swap	$1,000	1.4%	2011	($7)	($16)	Fair value gains (losses)
(1)Relates to the total return swap on our share in connection with the Deferred Share Unit Plan

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

PART V – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES
We adopted IFRS as our basis of financial reporting effective for the first quarter of 2010 with restatement of comparative periods, using a transition date of January 1, 2009. The impact of the adoption of IFRS on our financial position and results of operations is discussed beginning in Part II of this MD&A. The significant accounting policies followed on adoption of IFRS are included in Note 2 to the consolidated financial statements included in this report. Note 3 to the consolidated financial statements also includes a reconciliation of our equity, net income and comprehensive income as reported under Canadian GAAP and IFRS.

FUTURE ACCOUNTING POLICY CHANGES
Financial instruments
IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. We are currently evaluating the impact of IFRS 9 on our financial statements.

Related Party Disclosures – revised definition of related parties
On November 4, 2009 the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. We are currently evaluating the impact of the change to IAS 24 on our financial statements.

Income Taxes
In December 2010, the IASB made amendments to IAS 12, “Income Taxes” (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property”.  The amendments introduce a rebuttable presumption that for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.  The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012.  We are currently evaluating the impact of the amendments to IAS12 on our financial statements.

CRITICAL ACCOUNTING POLICIES
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and which require the most subjective judgment and estimates on the part of management.

Investment Properties
Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows.  Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cashflows.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

U.S. Office Fund
Our interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC, an entity we established along with our joint venture partner, Blackstone, to acquire Trizec Properties Inc. We have determined that the Venture is a jointly controlled entity which is accounted for following the equity method of accounting as we have joint control, together with Blackstone, over the strategic financial and operating policy decisions relating to the activities of the Venture.

Under the terms of our joint venture agreement with Blackstone, Blackstone has the option to call its sub-managed properties in exchange for its equity interest in the venture commencing in 2011 for a period of nine months. If Blackstone does not exercise this option, we have the option to put these properties to Blackstone in redemption for its equity in the venture for a period of 14 month commencing in 2013. On exercise of either the put or call, we are subject to the true-up to compensate for differences between the distributions paid and the actual cash flows of the respective sub-managed properties. Such cash adjustments also provide for cross participation in cash flows and changes in fair value of each party’s sub-managed properties. We have determined that our put option is a derivative financial instrument that is carried at fair value. Also, we have determined that our rights and obligations under the true-up represent a financial instrument with an embedded derivative relating to the adjustment for changes in fair value of the properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value.

The carrying amounts of the put option and true-up are determined based on estimates of the future values of the properties and debt underlying the equity interests in the Fund, and assumptions about the timing of settlement. The carrying amounts of these instruments are most sensitive to changes in the relative values of the underlying sub-managed portfolios of properties, which in turn are subject to the estimates and assumptions associated with valuing investment properties discussed above.

Australian Portfolio
We acquired, through participating loan notes, an economic interest in the results of operations and changes in fair values of the properties in the Australian portfolio. We have the ability to convert these participating loan notes, at any time, into direct ownership interests in either the properties in the Australian portfolio or the property subsidiaries. Certain of these participating loan interests provide us with control over the property subsidiaries into which the loan interest can be converted and, accordingly, we have consolidated the assets, liabilities and results of operations of the property subsidiaries. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables.

As a result of this arrangement, we obtained a 68.4% controlling interest in Prime, an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and have recognized the non-controlling interest in the net assets of Prime in equity.

Tax
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current income tax relating to items recognized directly in equity are also recognized directly in equity.

In accordance with IFRS, we use the liability method of accounting for deferred income taxes and provide for deferred income taxes for all significant differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxes related to temporary differences arising in our REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and we intend that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

Judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.

We also make judgments with respect to the taxation of gains inherent in our investments in foreign subsidiaries and joint ventures. While we believe that the recovery of our original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

Revenue Recognition
We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.

Financial Instruments
We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

Residential development inventories
Residential development inventories are recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue. Residential developments are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may exceed net realizable value. An impairment loss is recognized in net income when carrying value of the land exceeds its net realizable value. We estimate the net realizable value of our residential development inventory using estimates and assumptions about future selling prices and future development costs, which take into account the specific development plans for each project and our best estimate of the most probable set of economic conditions anticipated to prevail in the market.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. Transactions with entities under common control that are not in the normal course of operations are measured at their carrying amount.

Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2010 (2009 - $2 million). In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course of business and at market rates or at cost. The expense for the year ended December 31, 2010 was $1 million.

In the third quarter of 2010, we entered into an arrangement with BAM through which we obtained an economic interest through participating loan interests in 18 properties in Australia owned by another BAM subsidiary. As part of this transaction, we entered into a subordinated bridge acquisition facility with BAM for $560 million which had a balance of $428 million at December 31, 2010. We invested in participating loan interests of A$1,769 million and incurred a related liability to BAM in respect of one of the properties in the portfolio of $206 million. The initial net advance to BAM of A$1,557 million was made in the form of $377 million of cash, assumption of a $560 million bridge facility with BAM, transfer of equity securities valued at $223 million to BAM pursuant to an existing put arrangement, settlement of $277 million of loans receivable from BAM and assumption of other current liabilities of $60 million to BAM relating to movements in the Australian dollar to US dollar exchange rate from the date of commitment to the closing of the transaction, which was paid off during the fourth quarter of 2010. The bridge facility bears interest at LIBOR plus 300 basis points and matures in September 2011. As a result of this transaction, we consolidated subsidiaries with variable rate property level debt of $401 million payable to BAM and its subsidiaries.

In connection with our commitment to invest in the Australian portfolio in the third quarter of 2010, we entered into a forward contract with BAM to purchase A$560 million fixed at $0.90/A$. Upon close of the transaction on September 27, 2010, this contract was settled for a gain of $34 million.

At December 31, 2010, we had approximately $15 million (December 31, 2009 - $15 million) of indebtedness outstanding to our parent company, BAM and its affiliates. Additionally, we have a $300 million line from BAM in the form of a two-year revolving credit facility that matures in March 2011. The outstanding balance on this facility at December 31, 2010 was nil (December 31, 2009 – nil). Interest expense related to this indebtedness, totaled nil for the year ended December 31, 2010 compared to $1 million for the year ended December 31, 2009.

We had a balance on deposit with BAM with a balance of nil as of December 31, 2010 (December 31, 2009 – $648 million), which earned interest at a rate of LIBOR plus 42.5 basis points. Interest income related to this loan totaled $3 million for the year ended December 31, 2010 (2009 – $2 million). We also have a loan receivable of $49 million from an entity controlled by BAM that is secured by commercial office property.  The loan is due December 1, 2011. Interest income earned on this loan was $1 million for the year ended December 31, 2010 (2009 – nil).

In the first and second quarter of 2010, we entered into two total return swaps with BAM with a cash collateralized notional of $505 million. The value of the swap references the change in value of debt securities secured by a portfolio of commercial properties. The term of the swap is the earlier of 5 years or repayment of underlying securities.

Also in the first quarter of 2010, we entered into an option agreement with BAM under which a certain equity security could be sold to BAM for a price based on our cost at anytime. This contract was settled on September 30, 2010 and $3 million of income was recognized.

The general partner of Brookfield TBird Holdings LP (the “LP”), which is responsible for the management and conduct of the LP, is a wholly-owned subsidiary of BAM. Under the terms of an agreement with the general partner, we were assigned $2 million of the general partner’s allocation of the return from the LP for management services.

PART VI – BUSINESS ENVIRONMENT AND OUTLOOK

OPERATING ENVIRONMENT AND OUTLOOK
The positive momentum we witnessed in the last half of 2009 through a gradual return of business and consumer confidence and spending and the return of a previously non-existent debt market continued through 2010. Our markets experienced economic and employment growth which had a positive impact on the commercial real estate industry where vacancies in all of our markets began to decline after reaching their peaks mid-year. In addition, leasing economics began improving as a result of the continued improvement in the supply and demand balance. During this period we were able to lease 6.9 million square feet, resulting in our second most successful year of leasing ever. A portion of this leasing was pre-leasing, thereby reducing our rollover exposure in the out-years. We also maintained our occupancy at 95.0% throughout the year which speaks to the high quality of our properties and tenants relative to the broader market. With our strong tenant lease profile, only 5.7% of the space within our portfolio scheduled to come off lease in 2011, and having already leased 730,000 square feet since the end of 2010, we have a high level of confidence that we can achieve our operating targets for 2011.

The focus of our commercial development platform in 2010 had been on completing construction of our underway pipeline on time and on budget. We were successful in that objective with the completion of the redevelopment of 1225 Connecticut Avenue in Washington, D.C., which was recently sold, and of Bay Adelaide Centre in Toronto, now 88.6% leased, and Bankers Court in Calgary, 100% leased. With the acquisition of a platform in Australia, we have one active development site located in Perth, City Square. This project, which is already 72% pre-leased, is scheduled to be completed in 2012. As the real estate industry continues to improve and with the general lack of development in most markets, we plan to re-focus on our existing pipeline, including the newly acquired development site at Bishopsgate in London, to assess which projects can be progressed. Of course, any new development will have to provide an appropriate risk-adjusted return, have pre-leasing commitments and be financeable before we would be willing to proceed.

Looking longer term, with a solid global platform consisting of a strong balance sheet offering financial flexibility, a well-leased portfolio with below-market net rents, a high quality and now global tenant base, and a 16 million square foot development pipeline, Brookfield Office Properties is well-positioned to deliver on its commitments to shareholders.

DISCLOSURE CONTROLS AND PROCEDURES
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2010. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2010 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to us by others within those entities.

INTERNAL CONTROL OVER FINANCIAL REPORTING
There was no change in our company’s internal control over financial reporting that occurred during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The impact of our conversion to IFRS from Canadian GAAP on our internal control over financial reporting is discussed on page 25 of this annual report. Management has also evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010, and based on that assessment determined that our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting on page 72 of this annual report.

/s/ Bryan K. Davis

Bryan K. Davis
Senior Vice President and Chief Financial Officer
March 7, 2011

DISTRIBUTIONS
Distributions paid by Brookfield Office Properties during the year ended December 31, 2010 and in the past three fiscal years are as follows:

		Year ended	Year ended	Year ended	Year ended
	Currency	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007
Common shares	US$	$0.5600	$0.5600	$0.5600	$0.5500
Class A preferred shares	C$	0.0833	0.0833	0.0833	0.0833
Class AA Series E preferred shares	C$	0.4414	0.4480	0.8776	1.0178
Class AAA Series E preferred shares	C$	0.4536	0.4267	0.8457	0.4830
Class AAA Series F preferred shares	C$	1.5000	1.5000	1.5000	1.5000
Class AAA Series G preferred shares	US$	1.3125	1.3125	1.3125	1.3125
Class AAA Series H preferred shares	C$	1.4375	1.4375	1.4375	1.4375
Class AAA Series I preferred shares	C$	1.3000	1.3000	1.3000	1.3000
Class AAA Series J preferred shares	C$	1.2500	1.2500	1.2500	1.2500
Class AAA Series K preferred shares	C$	1.3000	1.3000	1.3000	1.3000
Class AAA Series L preferred shares	C$	1.6875	0.4531	—	—
Class AAA Series N preferred shares	C$	1.4480	—	—	—
Class AAA Series P preferred shares	C$	0.2504	—	—	—